UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2022
Commission File Number 001-16429
ABB Ltd
(Translation of registrant’s name into English)
Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant

files or will file annual reports

under cover of Form 20-F or Form

40-F.

Form 20-F
☒

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⬜
Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

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⬜
Note:

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permits the submission in paper of

a Form 6-K if submitted solely to provide

an
attached annual report to security holders.
Indication by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(7):
⬜
Note:

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permits the submission in paper of

a Form 6-K if submitted to furnish

a report or
other document that the registrant foreign

private issuer must furnish

and make public under the laws of the

jurisdiction in
which the registrant is incorporated, domiciled

or legally organized (the registrant’s “home country”),

or under the rules of the
home country exchange on which the registrant’s securities

are traded, as long as the report or other

document is not a press
release, is not required to be and has

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and, if discussing a material

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has already been the subject of a Form

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the Securities Exchange Act of 1934.

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⬜

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If “Yes” is marked, indicate below the file number assigned to the

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82-

This Form 6-K consists of the following:
1.
Press release issued by ABB Ltd dated

April 21, 2022 titled “Q1 2022

results”.
2. Q1 2022 Financial Information.
The information provided by Item 2

above is hereby incorporated by reference

into the Registration Statements on

Form F-3 of
ABB Ltd and ABB Finance (USA) Inc. (File

Nos. 333-223907 and 333-223907-01)

and registration statements on Form

S-8
(File Nos. 333-190180, 333-181583,

333-179472, 333-171971 and

333-129271) each of which was previously

filed with the
Securities and Exchange Commission.
2

—
ABB has started the year with a promising performance in the face of multiple external uncertainties. I expect this year to result in improving profitability,

solid cash flow and
execution of our planned portfolio activities
Björn Rosengren , CEO
—
ZURICH, SWITZERLAND, APRIL

21, 2022
Q1 2022 results
Solid performance in

an uncertain environment
●

Orders $9.4 billion,

+21%; comparable
1

+28%

●

Revenues $7.0 billion

,

+1%; comparable +7%

●

Income from operations

$857 million; margin 12.3%

●

Operational EBITA
1

$997 million; margin
1

14.3%
●

Basic EPS $0.31;

25%
2
●

Cash flow from operating

activities -$573 million;

cash flow from operating

activities in continuing oper

ations -$564 million
Ad hoc Announcement pursuant to Art.

53 Listing Rules of SIX Swiss Exchange
—
Q1 2022
First three months
Press Release
KEY FIGURES
CHANGE
($ millions, unless otherwise indicated)
Q1 2022 Q1 2021 US$ Comparable
1
Orders 9,373 7,756 21% 28%
Revenues 6,965 6,901 1% 7%
Gross Profit 2,281 2,268 1%
as % of revenues
32.7% 32.9% -0.2 pts
Income from operations 857 797 8%
Operational EBITA
1
997 959 4% 8%

3
as % of operational revenues
1
14.3% 13.8% +0.5 pts
Income from continuing operations, net of tax 643 551 17%
Net income attributable to ABB 604 502 20%
Basic earnings per share ($)

0.31 0.25 25%
2
Cash flow from operating activities
4
(573) 543 n.a.
Cash flow from operating activities in continuing
operations (564) 523 n.a.
1
For a reconciliation of non-GAAP measures, see “supplemental reconciliations and definitions” in the attached Q1 2022

Financial Information.
2
EPS growth rates are computed using unrounded amounts.

3
Constant currency (not adjusted for portfolio

changes).
4
Amount represents total for both continuing and

discontinued operations.

ABB

INTERIM

REPORT
I
Q1

2022

2
In the first quarter

,

we witnessed the start of

the war in Ukraine
– a human tragedy

– and consequently one

of our key priorities
was to ensure the safety

and wellbeing of our people.

In an
effort to support

the people of Ukraine, we

have made a
significant donation

to the International Committee

of the Red
Cross. Prior to suspending

the intake of any new orders

in
Russia it represented

only 1-2% of ABB revenues.
Customer activity was

strong throughout the

quarter, resulting
in the very high order

growth of 21% year

-on-year
(28% comparable).

Most major customer segments

and regions
developed favorably and

three out of four business

areas
reported high double

-digit growth. Notably,

the high order intake
was driven by high

general customer activity

and not by large
orders, and includes

a de-booking of approximately

$190 million
in Process Automation.
We saw an increase

in revenues which improved

by 1%
(7% comparable),

supported by a positive

development in all
business areas except

for Robotics & Discrete

Automation, which
was hampered by component

shortages. The order

backlog
increased to $18.9 billion at

the end of the period, up by

28%
year-on-year (32%

comparable). The zero-Covid

strategy in
China had no material

impact on our ability to fulfill

customer
deliveries in the

first quarter.

That said, we are monitoring

the
situation and although

difficult to quantify,

we do not rule out
somewhat of an

adverse near-term impact

on operations due to
the local lock-downs.
In total,

we achieved an Operational

EBITA margin of

14.3%.
Due to the support

from higher volumes

and successful pricing
activities we managed

to offset the adverse

impacts from cost
inflation,

primarily related to

raw materials, certain components,
logistics and tight labor

markets. In addition, the

result was
supported by low costs

in Corporate & Other.

As a reminder,
last year’s Operational

EBITA margin

of 13.8%, was positively
impacted by 30 basis

points from the recently

divested
Mechanical Power

Transmission business.

Looking at the
underlying operations,

I am pleased that we

were able to
slightly improve the

Operational EBITA

margin in the current
environment of inflation

and strained value chain.

This reflects
that our hard work

towards increased accountability,
transparency and speed

is yielding results.
Cash flow from operating

activities, amounted to

-$573 million.

As expected, it declined

compared with last year,
but the drop was sharper

than anticipated due

primarily to a
higher-than-expected

build-up of net working capital

,

to support
deliveries from the

order backlog.

Cash delivery will clearly

be
in focus going forward

and I expect a solid full

-year cash flow.
We made overall

good progress towards our 2030

sustainability
goals in 2021, as publicized

in our Sustainability Report

in March.
As an example, we

reduced our own CO2e

emissions by 39%, from
the 2019 baseline.

Additionally,

our products, services and
solutions sold last year

will enable our customers

to reduce their
CO2e emissions by

11.5 megatons

after the first year,

which is a
good start towards

our target of more than

100 megatons by 2030.
We made progress

with the portfolio activities.

We plan for an
exit of the Turbocharging

business, although the

geo-political
uncertainties caused

us to delay the final decision

on a spin-off
or sale to the second

quarter. Prepar

ing for the separation, we
launched the new company

name and brand – Accelleron.

For
the E-mobility business

,

our plan for a separate

listing during
the second quarter

remains

intact,

assuming constructive
market conditions.
I look forward to

the impacts of the leadership

exchange in
Electrification and Motion.

I have great confidence

in both Tarak
and Morten and expect

them to continue to improve

operational
performance for both

growth and profitability.

The change was
effective as of April

1.
Finally,

I am pleased we announced

a continuation of share
buybacks of up to $3

billion, including the fulfillment

of the
promise to return the

remaining $1.2 billion

of proceeds related
to the divestment of

Power Grids. This new buyback

program
was launched on

April 1.
Björn Rosengren
CEO
In the second quarter of 2022 , ABB anticipates the underlying market activity to remain

broadly similar compared

with the prior
quarter.

Revenues in the second

quarter tend to be sequentially
stronger in absolute

terms, supporting a slight

sequential
margin increase,

assuming no escalation

of lock-downs in
China.

In full-year 2022
, we expect a steady margin

improvement
towards the 2023 target

of at least 15%, supported

by
increased efficiency

as we fully incorporate the

decentralized
operating model and performance

culture in all our divisions.
Furthermore, we expect

support from an anticipated

positive
market momentum

and our strong order backlog.
CEO summary
Outlook

ABB

INTERIM

REPORT
I
Q1

2022

3
Business momentum

in the first quarter was very

strong,
supported by most

major customer segments.

This generated a
strong positive order

development in all business

areas, despite
a smaller contribution

from large orders compared

with the prior
year and the order

de-booking to the amount

of $190 million in
the European region.

There were no unusual order
cancellations. Service-related

orders increased by
10%

(15%

comparable). In total, order

intake improved by
21% (28% comparable)

to $9,373 million, the highest

quarterly
level in recent years.
The positive development

was very strong in the segments

of
machine building,

food & beverage and

in general industries

as
well as in the automotive

segment due to broadly

accelerating
investments in the

EV segment.
In transport and infrastructure,

there was a very strong

order
development across

the renewables and e-mobility

business.
The buildings segment

improved in both the residential

and
non-residential segments.

In the marine segment a

positive
development was noted

for cruising as well as general

marine &
port demand. The process

-related business improved

across
the customer segments,

except for a stable

development in
power generation.
From a geographical

perspective, orders

increased by more
than 20% in all three

regions,

on a comparable basis.

Orders in
Europe increased by

14% (24% comparable).

Americas
improved by 29% (40%

comparable), supported by

a stellar
33% (46% comparable)

growth in the United States.

In Asia,
Middle East and

Africa orders increased by
22% (24%

comparable), with China

outperforming the region as
whole as it improved by

28% (26% comparable).
Compared with the

fourth quarter,

the level of component
constraints remained

broadly similar and as expected,

except
for a somewhat worse

than anticipated development

in
Robotics & Discrete

Automation where customer

deliveries
were delayed due to semiconductor

shortages. The sharp
revenue decline in

Robotics & Discrete Automation

was
however more than

offset by strong comparable

improvements
in the other business

areas. ABB Group revenues

increased by
1% (7% comparable)

to

$6,965 million, supported

by both volume growth and

good
pricing execution, but

adversely impacted by changed
exchange rates.
Orders and revenues

Orders by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q1 2022 Q1 2021 US$ Comparable
Europe 3,534 3,102 14% 24%
The Americas 2,897 2,247 29% 40%
Asia, Middle East
and Africa
2,942 2,407 22% 24%
ABB Group 9,373 7,756 21% 28%
Growth
Q1 Q1
Change year-on-year Orders Revenues
Comparable 28% 7%
FX -4% -3%
Portfolio changes -3% -3%
Total 21% 1%
Revenues by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q1 2022 Q1 2021 US$ Comparable
Europe 2,518 2,551 -1% 7%
The Americas 2,169 2,043 6% 15%
Asia, Middle East
and Africa
2,278 2,307 -1% 0%
ABB Group 6,965 6,901 1% 7%

ABB

INTERIM

REPORT
I
Q1

2022

4
Gross profit
Gross margin decreased

to 32.7%, a slight decline

of
20 basis points year

-on-year,

primarily due to the divestment

of
Mechanical Power

Transmission, but

to some extent also to

a
decline in Robotics

& Discrete Automation.

Gross profit improved
slightly by 1% to $2,

281 million.
Income from operations
Income from operations

amounted to $857 million,

improving by
$60 million,

or 8%. The improvement

was mainly driven by
operational performance,

lower restructuring charges

and changes
in obligations related

to divested businesses,

which more than
offset increased

acquisition-

and divestment-related

costs.

Operational

EBITA
Operational EBITA

of $997 million

was 4% higher (8% constant
currency) year-on-year,

with the increased profit

in Process
Automation as the main

driver. Profitability

in both Motion and
Process Automation

improved, while it declined

in Electrification
and Robotics & Discrete

Automation.

The Operational

EBITA margin

increased by 50

basis points to
14.3%, supported by higher

profitability in operations and

improved
Operational EBITA

in Corporate and

Other, which was

up by $69
million to -$32 million

.

Last year’s Operational EBITA

margin for the
first quarter was 13.8%,

positively impacted by 30

basis points from
the divested Mechanical

Power Transmission

business.
Earnings were positively

impacted by higher volumes

and
successful pricing activities,

which combined more than

offset the
adverse effects

from cost inflation primarily

related to raw materials,
certain components,

logistics and tight labor

market. Selling,
general and administrative

(SG&A) expenses decreased

slightly by
2% (up 2% in constant

currency),

the combined impact

from
increased sales cost

s

to support the high demand

environment and
a decrease in General

& Administrative expenses.
Net finance expenses
Net finance expenses

declined to $9 million

from $44 million,
primarily reflecting

lower foreign exchange

losses and lower
interest charges on

borrowings as well as a

reduction in certain
income tax-related

risks.
Income tax
Income tax expense

was $241 million with an effective

tax rate of
27.3%, including $61

million in negative tax impacts

related to the
separation of E-mobility

and Turbocharging businesses.

Net income and earnings

per share
Net income attributable

to ABB was $604 million and

increased 20%
from last year,

mainly due to increased

earnings in continuing
operations and lower

net finance expenses.

Consequently,

basic
earnings per share was

$0.31,

and increased from $0.25,

year-on-
year.
Earnings

ABB

INTERIM

REPORT
I
Q1

2022

5
Net working capital
Net working capital

amounted to $3,461 million,

increasing
both year-on-year from

$2,904 million and sequentially

from
$2,303 million.

The sequential increase

was driven primarily
by inventories to support

future deliveries to

the strong
market demand, as

well as receivables.

Net working capital
as a percentage of

revenues
1

was 12.1%.
Capital expenditures
Purchases of property,

plant and equipment and

intangible
assets amounted to

$187 million, somewhat higher

than
expected driven

mainly by Electrification and

Motion.

Net debt
Net debt
1

amounted to $2,772 million

at the end of the
quarter,

and increased from $1,233

million, year-on-year.
Sequentially,

the net cash position

of $98 million changed

to a
net debt position, as

increased debt more than

offset
increased Cash & equivalents

,

including paid dividend.
Cash flows
Cash flow from operating

activities in continuing operations
was -$564 million and

declined year-on-year from
$523 million. The

quarterly year-on-year decline

was driven
by a higher build-up

of trade net working capital,

mainly
related to inventories

to support future deliveries

on the high
order intake as well

as receivables, but also by

higher pay-
out of incentives due

to the strong financial

performance in
2021. It also reflects

approximately $170 million

of cash
paid for income taxes relating

to the E-mobility and
Turbocharging separations

.

ABB expects a solid cash

flow
delivery in 2022.

Share buyback program
ABB launched a new

share buyback program

of up to $3 billion
on April 1. As part of

this program, ABB intends

to return to its
shareholders the remaining

$1.2 billion of the $7.8

billion of
cash proceeds from the

Power Grids divestment. Shares

are
being repurchased

on the second trading line.

To

conclude the
previous buyback program,

31,438,500 shares were
repurchased in the

first quarter for the amount

of approximately
$1 billion. The total

number of ABB Ltd’s issued

shares is
2,053,148,264, including

those approved for

cancellation at
ABB's 2022 AGM.

($ millions,

unless otherwise indicated)
Mar. 31
2022
Mar. 31
2021
Dec. 31
2021
Short term debt and current
maturities of long-term debt
3,114

1,336
1,384

Long-term debt
6,171

5,619
4,177

Total debt
9,285

6,955
5,561

Cash & equivalents
5,216

3,466
4,159

Restricted cash - current
30

72
30

Marketable securities and

short-term investments
967

1,884
1,170

Restricted cash - non-current
300

300
300

Cash and marketable securities
6,513

5,722
5,659

Net debt (cash)*
2,772

1,233 (98)
Net debt (cash)* to EBITDA ratio
0.42

0.4 (0.01)
Net debt (cash)* to Equity ratio
0.20

0.09 (0.01)
*
At Mar. 31, 2022, Mar. 31, 2021 and Dec. 31, 2021, net debt(cash) excludes net pension
(assets)/liabilities of $(13) million, $684 million and $45

million, respectively.
Balance sheet & Cash flow

ABB

INTERIM

REPORT
I
Q1

2022

6
Orders and revenues
Demand was very

strong across all customer

segments in the
first quarter,

resulting in an order growth of
25% (29% comparable)

to $4,397 million, the highest

level in
recent history.

Book-to-bill was 1.3 and the

order backlog
extended to a record

level of $6.5 billion.
●
All divisions reported

double-digit order growth,

including
the newly established

Service division. Momentum

was
clearly strongest

in E-mobility,

which more than doubled

its
orders.
●
All customer segments

contributed strongly to the

high
order intake.

●
Orders

increased at a steep

double-digit growth rate of

24%
(35% comparable)

in Europe, and by
42% (42% comparable)

in the Americas, including

a 50%
improvement in the

United States. Asia, Middle

East and
Africa increased by

6% (7% comparable) supported

by an
11% (9%

comparable) increase

in China.
●
Revenues improved by

6% (10% comparable) to
$3,327 million, with

strong contribution from pricing

actions,
although hampered

by low volumes in the largest

division,
Distribution Solutions

,

where customer deliveries

were
adversely impacted

by a tight supply chain.

Double-digit
growth rates were reported

in both the Americas and
Europe, while Asia,

Middle East and Africa improved

at a
mid-single digit rate.
During the quarter,

a new service division was

formed
through internal reorganization

.

Transparency

will improve
by moving the service

business mainly out of

Distribution
Solutions, with the

aim to increase focus on

its operational
performance.

Profit
The Operational

EBITA was $510

million, remaining stable,
while it improved by 5%

in constant currency

,

which on
higher revenues

resulted in a margin decline

of 80 basis
points to 15.4%.
●
The strained supply

chain impacted the largest

division,
Distribution Solutions,

due to its large systems

sales. This
and the impacts

from cost inflation - mainly

driven by higher
raw material costs

as the previous year period

benefited
from raw material hedges

at lower price point -

more than
offset the benefits

from higher volumes,

pricing and
operational efficiencies,

year-on-year.

—
Electrification
CHANGE
($ millions, unless otherwise indicated)
Q1 2022 Q1 2021 US$ Comparable
Orders 4,397 3,531 25% 29%
Order backlog 6,504 4,699 38% 42%
Revenues 3,327 3,140 6% 10%
Operational EBITA 510 511 0%
as % of operational revenues
15.4% 16.2% -0.8 pts
Cash flow from operating activities 39 319 -88%
No. of employees (FTE equiv.) 50,860 50,990
Growth
Q1 Q1
Change year-on-year Orders Revenues
Comparable 29% 10%
FX -4% -4%
Portfolio changes 0% 0%
Total 25% 6%

ABB

INTERIM

REPORT
I
Q1

2022

7
Orders and revenues
Order intake increased

by 15%

(32% comparable) to
$2,202 million, the highest

level for several years,

despite
the full impact from

the divestment of Mechanical

Power
Transmission

(Dodge) as well as a

smaller contribution from
large orders,

year-on-year.
●
Customer activity was

high in all segments and

all
divisions contributed strongly

to order growth, except

for
Traction which

faced a high comparable

from last year.
●
Demand was strong in

all major regions. Orders
increased by 18% (31%

comparable) in Europe

and by
27% (29% comparable)

in Asia, Middle East and

Africa.
The Americas reported

largely stable orders (up
34% comparable) mainly

due to the divestment

of Dodge.
●
The divestment of Dodge

weighed on reported revenue
growth which decreased

by 6% (up 9% comparable).
Supply chain constraints

eased somewhat sequentially,
not least due to the

implemented redesigns

and validating
of alternative suppliers.

Most of the divisions contributed
to the comparable revenue

growth.
Profit
Despite the divestment

of the high margin Dodge

business,
the Operational EBITA

margin increased by

30 basis points
to 17.4%. Operational

EBITA amounted

to $274 million
.
●
The impacts from higher

volumes and strong pricing
execution more than offset

the adverse impacts from

cost
inflation, mainly related

to raw materials and freight.
●
The divestment of the

Dodge business had an

adverse
impact of 90 basis

points on the Operational

EBITA
margin, year-on-year.
Growth
Q1 Q1
Change year-on-year Orders Revenues
Comparable 32% 8%
FX -5% -4%
Portfolio changes -12% -10%
Total 15% -6%
—
Motion
CHANGE
($ millions, unless otherwise indicated)
Q1 2022 Q1 2021 US$ Comparable
Orders 2,202 1,917 15% 32%
Order backlog 4,317 3,419 26% 32%
Revenues 1,572 1,667 -6% 9%
Operational EBITA 274 289 -5%
as % of operational revenues
17.4% 17.1% +0.3 pts
Cash flow from operating activities (2) 324 n.a.
No. of employees (FTE equiv.) 20,330 20,980

ABB

INTERIM

REPORT
I
Q1

2022

8
Orders and revenues
On generally strong markets,

the order intake increased

by
2% (6% comparable)

and amounted to $1,692

million,
despite the order de

-booking valued at approximately

$190
million booked in

Europe.
●
Demand was strong across

most customer segments,
with a particularly strong

development in the

marine and
mining & metals segment

.

Only the power generation
segment remained stable

.

Service orders increased by
7% (12% comparable

).
●
The order de-booking triggered

a decline of 25% (20%
comparable) in total

order growth in Europe.

However,
steep order growth

was reported in both the

Americas,
22% (23% comparable)

and in Asia, Middle East and
Africa, 28% (31% comparable).
●
Revenues increased

by 7% (11%

comparable), supported
by a positive development

in most divisions and

with
higher-than-expected

deliveries towards the

end of the
quarter as the adverse

impact of semi-conductor
shortages

were somewhat lower than

anticipated.

Profit
All divisions reported

double-digit Operational EBITA

margin
with both earnings

and profitability improvements

noted in
most divisions,

year-on-year. In

total, the business area’s
Operational EBITA

increased by 26

%, to $196 million, and
the Operational EBITA

margin improved

to 13.0% from
11.0%.
●
The earnings and margin

increases

were driven by higher
volumes and efficiency

measures,

which more than offset
cost inflation mainly

in freight and a slight negative
divisional mix.

●
Impacts on profitability

from component shortages

were
limited in the period, although

may increase as the year
progresses.

Growth
Q1 Q1
Change year-on-year Orders Revenues
Comparable 6% 11%
FX -4% -4%
Portfolio changes 0% 0%
Total 2% 7%
—
Process Automation
CHANGE
($ millions, unless otherwise indicated)
Q1 2022 Q1 2021 US$ Comparable
Orders 1,692 1,656 2% 6%
Order backlog 6,190 5,900 5% 7%
Revenues 1,506 1,407 7% 11%
Operational EBITA 196 155 26%
as % of operational revenues
13.0% 11.0% +2 pts
Cash flow from operating activities 60 233 -74%
No. of employees (FTE equiv.) 21,920 22,000

ABB

INTERIM

REPORT
I
Q1

2022

9
Orders and revenues
Order intake reached

the highest quarterly level

for several
years and amounted

to $1,308 million, up by 56%

(60%
comparable), year-on-year.

Revenues on the other hand
declined by 14% (12%

comparable) to $730

million, materially
hampered by component

shortages. Consequently,

order
backlog increased to

the high level of $2.5

billion, and although
the supply chain

is expected to remain strained,

the first quarter
should have marked

the low point for Robotics

& Discrete
Automation.
●
The steep order

growth was driven by very

strong momentum
in both Robotics and

Machine Automation with

contribution
from a strong base

business as well as from large

orders in
Robotics.

All customer segments

increased at a double-digit
growth rate,

with particularly strong momentum

in automotive
– driven by EV investments

in China, general industry

and
machine builders.
●
All major regions benefited

from a very strong order
momentum. Europe

increased by 40% (49% comparable)
and the Americas close

to doubled at 89%

(89%
comparable). Asia,

Middle East and Africa improved

by 67%
(66% comparable)

with China growth reported

at 96% (93%
comparable).
●
Revenues in both divisions

were adversely impacted by
delayed customer deliveries

due to component shortages,
primarily related

to semi-conductors. The supply

situation
deteriorated somewhat

sequentially.

Despite the protracted
delivery times, there

were no cancellations.

The COVID-
related lock-downs

in China had no significant

impact in the
first quarter,

but some effects on

the business area’s
operations are anticipated

in the second quarter

on the
Shanghai manufacturing

site.

Profit
Both profit and profitability

declined year-on-year due

to the
low volumes and cost

inflation linked to the

tight supply
chain. Operational

EBITA declined

by 53% with a margin
deterioration of 570

basis points.
●
In total, the decline

in volumes

triggered underabsorption
of fixed costs,

which combined with

cost inflation related
to freight and input

costs more than offset

the contribution
from cost measures and

positive price execution,

year-
on-year.

—
Robotics & Discrete Automation
Growth
Q1 Q1
Change year-on-year Orders Revenues
Comparable 60% -12%
FX -6% -3%
Portfolio changes 2% 1%
Total 56% -14%
CHANGE
($ millions, unless otherwise indicated)
Q1 2022 Q1 2021 US$ Comparable
Orders 1,308 841 56% 60%
Order backlog 2,495 1,362 83% 86%
Revenues 730 853 -14% -12%
Operational EBITA 49 105 -53%
as % of operational revenues
6.7% 12.4% -5.7 pts
Cash flow from operating activities (29) 111 n.a.
No. of employees (FTE equiv.) 10,690 10,290

ABB

INTERIM

REPORT
I
Q1

2022
10
Quarterly highlights
●
ABB adopted the

United Nations (UN) Women’s
Empowerment Principles

to promote gender equality

and
women’s empowerment

in the workplace, marketplace

and
community.

As part of further promoting

an inclusive
culture,

more than 7,500 senior

managers at ABB have
taken part in unconscious

bias training.
●
ABB released its

Sustainability Report 2021, outlining

the
achievements of

the company under the

four pillars of its
ambitious 2030 sustainability

strategy.

Notably,

ABB made
strong progress on

its way towards reaching carbon
neutrality in its own

operations by 2030 as it

reduced its
CO2 emissions by

39 percent in 2021 vs. 2019.
●
ABB has entered into

an agreement with

leading global
transport solutions

provider, Scania,

to provide a
comprehensive range

of robotic solutions for

Scania’s new
highly automated battery

assembly plant in Sweden.

The
new facility will be a key

milestone on Scania’s

journey
towards the electrification

of heavy vehicles.
●
ABB and Ballard

Power Systems (Ballard)

have joined
forces in an industry

-first partnership to develop

high-
power fuel cell concept

capable of generating
3 megawatts (4,000

HP) of electrical power.

The aim is to
make zero-emission

hydrogen fuel cell technology
commercially available

for larger ships.
Story of the quarter
ABB published the

findings of a new global

study of
international business

and technology leaders

on industrial
transformation, looking

at the intersection of digitalization
and sustainability.

The study,

“Billions of better decisions:
industrial transformation’s

new imperative,” examines

the
current take-up of the

Industrial Internet of Things

(IoT) and
its potential for improving

energy efficiency,

lowering
greenhouse gas

emissions and driving change.

With more
than 70 percent of ABB’s

R&D resources dedicated

to
digital and software

innovations, and a robust

ecosystem of
digital partners, including

Microsoft, IBM and

Ericsson, the
company has established

a leading presence in

Industrial
IoT.
Q1 outcome
●
27% reduction of CO
₂

emissions in own operations year

-on-
year

●
21% year-on-year increase in

LTIFR due

to a slight increase
in absolute lost time incidents

as COVID-related restrictions
loosened and less contractor

hours booked for March

●
3%-points increase in number

of women in senior
management supported by targeted

initiatives across all
business areas
—
Sustainability
Q1 2022 Q1 2021 CHANGE 12M ROLLING
CO2e own operations emissions,

kt scope 1 and 2
1
96 131 -27% 401
Lost Time Injury Frequency Rate (LTIFR),

frequency / 200,000 working hours
0.17 0.14 21% 0.15
Share of females in senior management
positions, %
16.9 14.3 +2.6 pts 15.5
1
CO
₂

equivalent emissions from site, energy use and

fleet, previous quarter

ABB

INTERIM

REPORT
I
Q1

2022

11
During Q1 2022
●
On January 27, ABB announced

that it had increased its
shareholdings to approximately

60% in start-up company
InCharge Energy to

strengthen its E-mobility division

in
the North American

market and expand its software

and
digital services offering.

InCharge Energy tailors

end-to-
end EV charging infrastructure

solutions, including the
procurement, installation,

operation, and maintenance

of
charging systems,

and provides cloud-based

software
services for the optimization

of energy management.
●
On February 2, ABB announced

that Andrea Antonelli
was appointed General

Counsel and Member of

the
Executive Committee,

as of March 1, 2022.

Furthermore,
Andrea became

ABB’s Company Secretary

on March 24,
2022, following the

Annual General Meeting.
●
On February 25,

ABB announced changes

to Business
Area leadership in Executive

Committee. As of April 1,
2022, Morten Wierod,

who was President of

Motion,
became President of

Electrification, while Tarak

Mehta,
who was President

of Electrification, has become
President of Motion.
●
On March 24, ABB announced

its plans to launch a new
share buyback program

of up to $3 billion. The

program
was launched on

April 1.

●
On March 24, ABB announced

that shareholders
approved all proposals

at the 2022 Annual General
Meeting.

●
On March 28, ABB announced

that Karin Lepasoon had
been appointed Chief

Communications & Sustainability
Officer and Member

of the Executive

Committee.
Lepasoon will assume

her position latest on

October 1,
2022.

After Q1 2022
.
Significant events

ABB

INTERIM

REPORT
I
Q1

2022
12
1
Excludes one project estimated to a total of ~$100

million, that is ongoing in the non-core business. Exact

exit timing is difficult to assess due to legal proceedings

etc.
2
Excludes restructuring-related expenses of ~$200

million from the full exit of a product group within our

non-core businesses expected in Q2 2022.
3
Costs relating to the announced exits and the

potential E-mobility listing.
4 Excluding share of net income from JV.
5
Excluding impact of acquisitions or divestments or

any significant non-operational items.
($ in millions, unless otherwise stated) FY 2022 Q2 2022
Net finance expenses
~(100) ~(30)
unchanged
Non-operational pension
(cost) / credit
~140 ~35
unchanged
Effective tax rate
~25%

5
~27%
unchanged
Capital Expenditures
~(750) ~(200)
unchanged
($ in millions, unless otherwise stated) FY 2022
1
Q2 2022
Corporate and Other Operational costs
~(300) ~(90)
from ~(330)
Non-operating items
Acquisition-related amortization
~(230) ~(60)
unchanged
Restructuring and restructuring related
~(130)
2
~(40)
from ~(150)
Separation costs
3
~(180) ~(70)
unchanged
ABB Way transformation
~(150) ~(40)
unchanged
Certain other income and expenses
related to PG divestment
4
~(25) ~(5)
from ~(20)
Additional 2022 guidance
Note: comparable growth calculation includes acquisitions

and divestments with revenues of greater than

$50 million.
1
Represents the estimated annual revenues for the

period prior to the announcement of the respective acquisition/divestment.
Divestments
Company/unit Closing date Revenues, $ million
1
No. of employees
2021
Motion Mechanical Power Transmission 1-Nov 645 1,500
Acquisitions
Company/unit Closing date Revenues, $ million
1
No. of employees
2022
Electrification InCharge Energy, Inc (majority stake) 26-Jan 16 40
2021
Electrification Enervalis (majority stake) 26-Apr 1 22
Robotics & Discrete Automation ASTI Mobile Robotics Group 2-Aug 36 300
Additional figures
ABB Group Q1 2021 Q2 2021 Q3 2021 Q4 2021 FY 2021 Q1 2022
EBITDA, $ in million 1,024 1,324 1,072 3,191 6,611 1,067
Return on Capital Employed, % n.a. n.a. n.a. n.a. 14.90 n.a.
Net debt/Equity 0.09 0.16 0.13 (0.01) (0.01) 0.20
Net debt/ EBITDA 12M rolling 0.4 0.7 0.5 (0.01) (0.01) 0.42
Net working capital, % of 12M rolling revenues 10.8% 11.6% 10.2% 8.1% 8.1% 12.1%
Earnings per share, basic, $ 0.25 0.37 0.33 1.34 2.27 0.31
Earnings per share, diluted, $ 0.25 0.37 0.32 1.33 2.25 0.31
Dividend per share, CHF n.a. n.a. n.a. n.a. 0.82 n.a.
Share price at the end of period, CHF 28.56 31.39 31.39 34.90 34.90 30.17
Share price at the end of period, $ 30.47 33.99 33.36 38.17 38.17 32.34
Number of employees (FTE equivalents) 105,330 106,370 106,080 104,420 104,420 104,720
No. of shares outstanding at end of period (in millions) 2,024 2,006 1,993 1,958 1,958 1,929
Acquisitions and divestments, last twelve months

ABB

INTERIM

REPORT
I
Q1

2022
13
For additional information please contact:
Media Relations
Phone: +41 43 317

71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317

71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse

44
8050 Zurich
Switzerland
Financial calendar
2022
Mid-May

Proposed timing to

receive dividend for shares

on US-NYSE
May 17

ABB Motion CMD in Helsinki
May 18

ABB Process Automation

CMD in Helsinki
July 21 Q2 2022 results
October 20 Q3 2022 results
This press release

includes forward-looking information

and
statements as well

as other statements concerning

the
outlook for our business,

including those in the sections

of
this release titled “CEO summary,”

“Outlook,” “Balance
sheet & cash flow”,

“Robotics and Discrete

Automation,”
and “Sustainability”.

These statements are based

on current
expectations, estimates

and projections about the

factors
that may affect

our future performance,

including global
economic conditions,

the economic conditions

of the
regions and industries

that are major markets for

ABB.
These expectations, estimates

and projections are generally
identifiable by statements

containing words such as
“intends,” “anticipates,”

“expects,” “estimates,” “plans,”
“targets” or similar

expressions. However,

there are many
risks and uncertainties,

many of which are beyond

our
control, that could cause

our actual results to differ
materially from the

forward-looking information

and
statements made in

this press release and which

could
affect our ability

to achieve any or all of our

stated targets.
Some important

factors that could cause such

differences
include, among others,

business risks associated

with the
volatile global economic

environment and political
conditions, costs associated

with compliance activities,
market acceptance

of new products and services,

changes
in governmental

regulations and currency exchange

rates
and such other factors

as may be discussed

from time to
time in ABB Ltd’s

filings with the U.S. Securities

and
Exchange Commission,

including its Annual Reports

on
Form 20-F.

Although ABB Ltd believes

that its expectations
reflected in any such

forward looking statement

are based
upon reasonable assumptions,

it can give no assurance

that
those expectations

will be achieved.
The Q1 2022

results press release

and presentation slides
are available on the

ABB News Center at
www.abb.com/news

and on the Investor

Relations
homepage at www.abb.com/investorrelations.

A conference call and

webcast for analysts

and investors is
scheduled to begin

today at 10:00 a.m. CET.
To

pre-register for the conference

call or to join the
webcast, please

refer to the ABB website:
www.abb.com/investorrelations.

The recorded session

will be available after

the event on
ABB’s website.
Q1 results presentation on April 21, 2022
Important notice about forward-looking information
ABB

(ABBN: SIX Swiss

Ex) is a leading global

technology company

that energizes the transformation

of society and industry to
achieve a more productive,

sustainable future. By connecting

software to its electrification,

robotics, automation and

motion
portfolio, ABB pushes

the boundaries of technology

to drive performance

to new levels. With a history

of excellence stretching

back
more than 130 years,

ABB’s success is

driven by about 105,000 talented

employees in over 100 countries.

Q1 2022

FINANCIAL

INFORMATION
April 21, 2022
Q1 2022
Financial information

Q1 2022

FINANCIAL

INFORMATION
—
Financial

Information
Contents
03
─ 05

Key Figures
06 ─
30

Consolidated

Financial

Information

(unaudited)
31 ─
40

Supplemental

Reconciliations

and Definitions

Q1 2022

FINANCIAL

INFORMATION
—
Key Figures
CHANGE
($ in millions, unless otherwise indicated) Q1 2022 Q1 2021 US$ Comparable
(1)
Orders 9,373 7,756 21% 28%
Order backlog (end March) 18,901 14,750 28% 32%
Revenues 6,965 6,901 1% 7%
Gross Profit 2,281 2,268 1%
as % of revenues 32.7% 32.9% -0.2 pts
Income from operations 857 797 8%
Operational EBITA
(1)
997 959 4% 8%
(2)
as % of operational revenues
(1)
14.3% 13.8% +0.5 pts
Income from continuing operations, net of tax 643 551 17%
Net income attributable to ABB 604 502 20%
Basic earnings per share ($) 0.31 0.25 25%
(3)
Cash flow from operating activities
(4)
(573) 543 n.a.
Cash flow from operating activities in continuing operations (564) 523 n.a.
(1)

For a reconciliation of non-GAAP measures see “
Supplemental Reconciliations and Definitions
” on page 31.
(2)

Constant currency (not adjusted for portfolio changes).
(3)

EPS growth rates are computed using unrounded amounts.
(4)

Cash flow from operating activities includes both continuing and discontinued operations.

Q1 2022

FINANCIAL

INFORMATION
CHANGE
($ in millions, unless otherwise indicated)
Q1 2022 Q1 2021 US$ Local Comparable
Orders

ABB Group 9,373 7,756 21% 25% 28%
Electrification 4,397 3,531 25% 29% 29%
Motion 2,202 1,917 15% 20% 32%
Process Automation 1,692 1,656 2% 6% 6%
Robotics & Discrete Automation 1,308 841 56% 62% 60%
Corporate and Other

(incl. intersegment eliminations) (226) (189)
Order backlog (end March) ABB Group 18,901 14,750 28% 32% 32%
Electrification 6,504 4,699 38% 42% 42%
Motion 4,317 3,419 26% 30% 32%
Process Automation 6,190 5,900 5% 7% 7%
Robotics & Discrete Automation 2,495 1,362 83% 87% 86%
Corporate and Other

(incl. intersegment eliminations) (605) (630)
Revenues

ABB Group 6,965 6,901 1% 4% 7%
Electrification 3,327 3,140 6% 10% 10%
Motion 1,572 1,667 -6% -2% 9%
Process Automation 1,506 1,407 7% 11% 11%
Robotics & Discrete Automation 730 853 -14% -11% -12%
Corporate and Other

(incl. intersegment eliminations) (170) (166)
Income from operations ABB Group 857 797
Electrification 506 440
Motion 254 265
Process Automation 151 147
Robotics & Discrete Automation 22 82
Corporate and Other
(incl. intersegment eliminations) (76) (137)
Income from operations % ABB Group 12.3% 11.5%
Electrification 15.2% 14.0%
Motion 16.2% 15.9%
Process Automation 10.0% 10.4%
Robotics & Discrete Automation 3.0% 9.6%
Operational EBITA ABB Group 997 959 4% 8%
Electrification 510 511 0% 5%
Motion 274 289 -5% -3%
Process Automation 196 155 26% 31%
Robotics & Discrete Automation 49 105 -53% -50%
Corporate and Other
(incl. intersegment eliminations) (32) (101)
Operational EBITA %

ABB Group 14.3% 13.8%
Electrification 15.4% 16.2%
Motion 17.4% 17.1%
Process Automation 13.0% 11.0%
Robotics & Discrete Automation 6.7% 12.4%
Cash flow from operating activities ABB Group (573) 543
Electrification 39 319
Motion (2) 324
Process Automation 60 233
Robotics & Discrete Automation (29) 111
Corporate and Other

(incl. intersegment eliminations) (632) (464)
Discontinued operations (9) 20

Q1 2022

FINANCIAL

INFORMATION
Operational EBITA
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions, unless otherwise indicated) Q1 22 Q1 21 Q1 22 Q1 21 Q1 22 Q1 21 Q1 22 Q1 21 Q1 22 Q1 21
Revenues 6,965 6,901 3,327 3,140 1,572 1,667 1,506 1,407 730 853
Foreign exchange/commodity timing
differences in total revenues (3) 33 (10) 10 3 19 (1) 5 5 (3)
Operational revenues 6,962 6,934 3,317 3,150 1,575 1,686 1,505 1,412 735 850
Income from operations 857 797 506 440 254 265 151 147 22 82
Acquisition-related amortization 60 65 31 29 8 13 1 1 21 20
Restructuring, related and

implementation costs 16 35 2 17 8 1 5 3 1 5
Changes in obligations related to

divested businesses (14) 2 – – – – – – – –
Changes in pre-acquisition estimates 1 6 1 6 – – – – – –
Gains and losses from sale of businesses – 3 – 3 – – – – – –
Acquisition- and divestment-related

expenses and integration costs 59 10 19 6 5 3 33 1 1 –
Other income/expense relating to the

Power Grids joint venture 35 17 – – – – – – – –
Certain other non-operational items (2) 12 (30) (6) – – – – – –
Foreign exchange/commodity timing
differences in income from operations (15) 12 (19) 16 (1) 7 6 3 4 (2)
Operational EBITA 997 959 510 511 274 289 196 155 49 105
Operational EBITA margin (%) 14.3% 13.8% 15.4% 16.2% 17.4% 17.1% 13.0% 11.0% 6.7% 12.4%
Depreciation and Amortization
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions) Q1 22 Q1 21 Q1 22 Q1 21 Q1 22 Q1 21 Q1 22 Q1 21 Q1 22 Q1 21
Depreciation 136 144 67 64 27 32 18 19 15 13
Amortization 74 83 37 37 9 14 3 3 21 21
including total acquisition-related amortization of: 60 65 31 29 8 13 1 1 21 20
Orders received and revenues by region
($ in millions, unless otherwise indicated)
Orders received CHANGE Revenues CHANGE
Com- Com-
Q1 22 Q1 21 US$ Local parable Q1 22 Q1 21 US$ Local parable
Europe 3,534 3,102 14% 24% 24% 2,518 2,551 -1% 7% 7%
The Americas 2,897 2,247 29% 29% 40% 2,169 2,043 6% 6% 15%
of which United States 2,225 1,679 33% 33% 46% 1,582 1,532 3% 3% 14%
Asia, Middle East and Africa 2,942 2,407 22% 24% 24% 2,278 2,307 -1% 0% 0%
of which China 1,537 1,199 28% 26% 26% 1,100 1,176 -6% -8% -8%
ABB Group 9,373 7,756 21% 25% 28% 6,965 6,901 1% 4% 7%

Q1 2022

FINANCIAL

INFORMATION
—
Consolidated Financial Information
ABB Ltd Interim Consolidated Income Statements (unaudited)
Three months ended
($ in millions, except per share data in $)
Mar. 31, 2022 Mar. 31, 2021
Sales of products 5,749 5,707
Sales of services and other 1,216 1,194
Total revenues 6,965 6,901
Cost of sales of products (3,968) (3,924)
Cost of services and other (716) (709)
Total cost of sales (4,684) (4,633)
Gross profit 2,281 2,268
Selling, general and administrative expenses (1,239) (1,263)
Non-order related research and development expenses (277) (293)
Other income (expense), net 92 85
Income from operations 857 797
Interest and dividend income 13 11
Interest and other finance expense (22) (55)
Non-operational pension (cost) credit 36 50
Income from continuing operations before taxes 884 803
Income tax expense (241) (252)
Income from continuing operations, net of

tax
643 551
Loss from discontinued operations, net of tax (11) (28)
Net income 632 523
Net income attributable to noncontrolling interests (28) (21)
Net income attributable to ABB 604 502
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 615 530
Loss from discontinued operations, net of tax (11) (28)
Net income 604 502
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.32 0.26
Loss from discontinued operations, net of tax (0.01) (0.01)
Net income 0.31 0.25
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.31 0.26
Loss from discontinued operations, net of tax (0.01) (0.01)
Net income 0.31 0.25
Weighted-average number of shares outstanding

(in millions) used to compute:
Basic earnings per share attributable to ABB shareholders 1,936 2,015
Diluted earnings per share attributable to ABB shareholders 1,953 2,034
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Interim Consolidated Financial Information

Q1 2022

FINANCIAL

INFORMATION
—
ABB Ltd Interim Condensed Consolidated Statements of Comprehensive
Income (unaudited)
Three months ended
($ in millions)
Mar. 31, 2022 Mar. 31, 2021
Total comprehensive income, net of

tax
577 325
Total comprehensive income

attributable to noncontrolling interests, net of tax
(23) (24)
Total comprehensive income attributable

to ABB shareholders, net of tax
554 301
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Interim Consolidated Financial Information

Q1 2022

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Balance Sheets (unaudited)
($ in millions)
Mar. 31, 2022 Dec. 31, 2021
Cash and equivalents 5,216 4,159
Restricted cash 30 30
Marketable securities and short-term investments 967 1,170
Receivables, net 6,851 6,551
Contract assets 1,072 990
Inventories, net 5,372 4,880
Prepaid expenses 289 206
Other current assets 537 573
Current assets held for sale and in discontinued operations 140 136
Total current assets 20,474 18,695
Restricted cash, non-current 300 300
Property, plant and equipment, net 4,044 4,045
Operating lease right-of-use assets 867 895
Investments in equity-accounted companies 1,626 1,670
Prepaid pension and other employee benefits 915 892
Intangible assets, net 1,572 1,561
Goodwill 10,637 10,482
Deferred taxes 1,319 1,177
Other non-current assets 517 543
Total assets 42,271 40,260
Accounts payable, trade 4,830 4,921
Contract liabilities 2,080 1,894
Short-term debt and current maturities of long-term debt 3,114 1,384
Current operating leases 218 230
Provisions for warranties 999 1,005
Dividends payable to shareholders 824 –
Other provisions 1,311 1,386
Other current liabilities 4,114 4,367
Current liabilities held for sale and in discontinued operations 365 381
Total current liabilities 17,855 15,568
Long-term debt 6,171 4,177
Non-current operating leases 671 689
Pension and other employee benefits 990 1,025
Deferred taxes 745 685
Other non-current liabilities 2,091 2,116
Non-current liabilities held for sale and in discontinued operations 30 43
Total liabilities 28,553 24,303
Commitments and contingencies
Redeemable noncontrolling interest 80 –
Stockholders’ equity:
Common stock, CHF 0.12 par value
(2,053 million shares issued at March 31, 2022, and December

31, 2021)
178 178
Additional paid-in capital – 22
Retained earnings 21,278 22,477
Accumulated other comprehensive loss (4,138) (4,088)
Treasury stock, at cost
(124 million and 95 million shares at March 31, 2022, and December

31, 2021, respectively)
(4,071) (3,010)
Total ABB stockholders’ equity 13,247 15,579
Noncontrolling interests 391 378
Total stockholders’ equity 13,638 15,957
Total liabilities and stockholders’

equity
42,271 40,260
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q1 2022

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Statements of Cash Flows (unaudited)
Three months ended
($ in millions)
Mar. 31, 2022 Mar. 31, 2021
Operating activities:
Net income 632 523
Loss from discontinued operations, net of tax 11 28
Adjustments to reconcile net income to net cash provided

by (used in) operating activities:
Depreciation and amortization 210 227
Changes in fair values of investments (24) (10)
Pension and other employee benefits (46) (50)
Deferred taxes (116) 59
Loss from equity-accounted companies 48 35
Net loss (gain) from derivatives and foreign exchange (28) 20
Net gain from sale of property,

plant and equipment
(32) (11)
Other 36 20
Changes in operating assets and liabilities:
Trade receivables, net (317) (2)
Contract assets and liabilities 107 (90)
Inventories, net (542) (168)
Accounts payable, trade 7 42
Accrued liabilities (390) (76)
Provisions, net (53) 1
Income taxes payable and receivable 14 (50)
Other assets and liabilities, net (81) 25
Net cash provided by (used in) operating activities – continuing operations
(564) 523
Net cash provided by (used in) operating activities – discontinued

operations
(9) 20
Net cash provided by (used in) operating activities (573) 543
Investing activities:
Purchases of investments (128) (309)
Purchases of property, plant and

equipment and intangible assets
(187) (142)
Acquisition of businesses (net of cash acquired) and increases in cost-

and equity-accounted companies
(145) (4)
Proceeds from sales of investments 305 391
Proceeds from maturity of investments – 80
Proceeds from sales of property,

plant and equipment
35 20
Proceeds from sales of businesses (net of transaction costs

and cash disposed) and cost-

and
equity-accounted companies – (2)
Net cash from settlement of foreign currency derivatives 66 (61)
Other investing activities 10 (8)
Net cash used in investing activities – continuing operations (44) (35)
Net cash used in investing activities – discontinued

operations
(21) (44)
Net cash used in investing activities (65) (79)
Financing activities:
Net changes in debt with original maturities of 90 days or less 1,305 87
Increase in debt 2,542 991
Repayment of debt (41) (47)
Delivery of shares 370 760
Purchase of treasury stock (1,561) (1,386)
Dividends paid (889) (844)
Dividends paid to noncontrolling shareholders (1) (1)
Other financing activities (34) (36)
Net cash provided by (used in) financing activities – continuing operations
1,691 (476)
Net cash provided by financing activities – discontinued

operations
– –
Net cash provided by (used in) financing activities 1,691 (476)
Effects of exchange rate changes on cash and equivalents

and restricted cash
4 (51)
Net change in cash and equivalents and restricted cash 1,057 (63)
Cash and equivalents and restricted cash, beginning of period 4,489 3,901
Cash and equivalents and restricted cash, end of period 5,546 3,838
Supplementary disclosure of cash flow information:
Interest paid 9 12
Income taxes paid 340 256
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q1 2022

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity (unaudited)
($ in millions)
Common
stock
Additional
paid-in
capital
Retained
earnings
Accumulated
other
comprehensive
loss
Treasury
stock
Total ABB

stockholders’
equity
Non-
controlling
interests
Total
stockholders’
equity
Balance at January 1, 2021 188 83 22,946 (4,002) (3,530) 15,685 314 15,999
Comprehensive income:
Net income 502 502 21 523
Foreign currency translation
adjustments, net of tax of $3 (273) (273) 3 (270)
Effect of change in fair value of
available-for-sale securities,
net of tax of $(3) (12) (12) (12)
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $(2) 81 81 81
Change in derivative instruments
and hedges, net of tax of $(1) 3 3 3
Total comprehensive income 301 24 325
Changes in noncontrolling interests (37) (37) 34 (3)
Dividends to
noncontrolling shareholders – (4) (4)
Dividends to shareholders (1,730) (1,730) (1,730)
Share-based payment arrangements 11 11 11
Purchase of treasury stock (1,300) (1,300) (1,300)
Delivery of shares (58) (136) 954 760 760
Balance at March 31, 2021 188 – 21,582 (4,203) (3,876) 13,691 368 14,059
Balance at January 1, 2022 178 22 22,477 (4,088) (3,010) 15,579 378 15,957
Comprehensive income:
Net income 604 604 28 632
Foreign currency translation
adjustments, net of tax of $0 (70) (70) (5) (75)
Effect of change in fair value of
available-for-sale securities,
net of tax of $(3) (12) (12) (12)
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $10 28 28 28
Change in derivative instruments
and hedges, net of tax of $2 4 4 4
Total comprehensive income 554 23 577
Changes in noncontrolling interests (10) (10) (7) (17)
Dividends to
noncontrolling shareholders – (3) (3)
Dividends to shareholders (1,700) (1,700) (1,700)
Share-based payment arrangements 12 12 12
Purchase of treasury stock (1,561) (1,561) (1,561)
Delivery of shares (26) (104) 500 370 370
Other 2 2 2
Balance at March 31, 2022 178 – 21,278 (4,138) (4,071) 13,247 391 13,638
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q1 2022

FINANCIAL

INFORMATION
—
Notes to the Consolidated Financial Information (unaudited)
─
Note 1
The Company and basis of presentation
ABB Ltd and its subsidiaries (collectively,

the Company) together form a leading global technology

company, connecting software

to its electrification, robotics,
automation and motion portfolio to drive performance to new

levels.
The Company’s Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S.
GAAP) for interim financial reporting. As such, the Consolidated

Financial Information does not include all the

information and notes required under U.S. GAAP

for
annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited

consolidated financial statements in
the Company’s Annual Report for the year ended December

31, 2021.
The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions

and estimates that directly affect the amounts
reported in the Consolidated Financial Information. These accounting assumptions and estimates include:
●
growth rates, discount rates and other assumptions used to determine impairment of long-lived assets and in testing goodwill

for impairment,
●
estimates to determine valuation allowances for deferred tax assets and amounts recorded for unrecognized tax benefits,
●
assumptions used in determining inventory obsolescence and net realizable value,
●
estimates and assumptions used in determining the initial fair value of retained noncontrolling interest and certain obligations

in connection with
divestments,
●
estimates and assumptions used in determining the fair values of assets and liabilities assumed in business

combinations,
●
estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product
warranties, self-insurance reserves, regulatory and other proceedings,
●
estimates used to record expected costs for employee severance in connection with restructuring programs,
●
estimates related to credit losses expected to occur over

the remaining life of financial assets such as trade and other receivables, loans and other
instruments,
●
assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets, and
●
assumptions and projections, principally related to future material,

labor and project-related overhead costs, used in determining the percentage-of-
completion on projects, as well as the amount of variable consideration the Company expects to be entitled to.
The actual results and outcomes may differ from the Company’s estimates and assumptions.
A portion of the Company’s activities (primarily long-term

construction activities) has an operating cycle that

exceeds one year. For classification

of current assets
and liabilities related to such activities, the Company elected to use the duration of the individual contracts as

its operating cycle. Accordingly,

there are accounts
receivable, contract assets, inventories and provisions related to these contracts which will not be realized within one

year that have been classified as current.
Basis of presentation
In the opinion of management, the unaudited Consolidated Financial

Information contains all necessary

adjustments to present fairly the financial position, results of operations and cash flows for the reported periods. Management considers all such adjustments to be of a normal recurring nature. The

Consolidated Financial
Information is presented in United States dollars ($)

unless otherwise stated. Due to rounding, numbers presented

in the Consolidated Financial Information may
not add to the totals provided.

Q1 2022

FINANCIAL

INFORMATION
─
Note 2
Recent accounting pronouncements
Applicable for current periods
Business Combinations — Accounting for contract

assets and contract liabilities from contracts with customers
In January 2022, the Company early adopted a new accounting

standard update, which provides guidance on the accounting for revenue contracts acquired in a
business combination. The update requires contract assets

and liabilities acquired in a business combination to be recognized and measured at the date of
acquisition in accordance with the principles for recognizing revenues from contracts with customers.

The Company has applied this accounting standard update
prospectively starting with acquisitions closing after January 1, 2022.
Disclosures about government assistance
In January 2022, the Company adopted a new accounting standard update,

which requires entities to disclose certain types of government assistance. Under the
update, the Company is required to annually disclose (i) the type of the assistance received, including any significant

terms and conditions, (ii) its related
accounting policy, and (iii) the effect

such transactions have on its financial statements. The Company has applied this accounting standard update prospe

ctively.
This update does not have a significant impact on the Company’s consolidated financial statements.

Applicable for future periods
Facilitation of the effects of reference rate reform on financial reporting
In March 2020, an accounting standard update was issued

which provides temporary optional expedients and exceptions

to the current guidance on contract
modifications and hedge accounting to ease the financial reporting burdens

related to the expected market transition from the London

Interbank Offered Rate
(LIBOR) and other interbank offered rates to alternative reference rates. This update, along with clarifications outlined

in a subsequent update issued in January
2021, can be adopted and applied no later than December 31,

2022, with early adoption permitted. The Company does

not expect this update to have a significant
impact on its consolidated financial statements.
─
Note 3
Discontinued operations and assets held for sale
Divestment of the Power Grids business
On July 1, 2020, the Company completed the sale of 80.1 percent of its Power Grids business to Hitachi Ltd (Hitachi).

The transaction was executed through the
sale of 80.1 percent of the shares of Hitachi Energy Ltd, formerly

Hitachi ABB Power Grids Ltd (“Hitachi Energy”).

Cash consideration received at the closing date
was $9,241 million net of cash disposed.

Further, for accounting purposes,

the 19.9 percent ownership interest retained by the Company

is deemed to have been
both divested and reacquired at its fair value on July 1, 2020 (see

Note 4).
At the date of the divestment, the Company recorded liabilities in discontinued

operations for estimated future costs and other cash payments of $487 million for
various contractual items relating to the sale of the business including required future cost reimbursements payable

to Hitachi Energy, costs to be

incurred by the
Company for the direct benefit of Hitachi Energy,

and an amount due to Hitachi Ltd in connection

with the expected purchase price finalization of the closing debt
and working capital balances. From the date of the disposal

through March 31, 2022, $385 million of these liabilities had been paid and are reported as reductions
in the cash consideration received, of which $21 million

and $44 million was paid during the three months

ended March 31, 2022 and 2021,

respectively. At
March 31, 2022,

the remaining amount recorded was $111

million.
Certain entities of the Power Grids business for which the legal process or other regulatory delays resulted in the Company

not yet having transferred legal titles to
Hitachi were accounted for as being sold since control of the business as well as all risks and rewards of the business

have been fully transferred to Hitachi
Energy. The proceeds for these entities

are included in the cash proceeds described above

and certain funds were placed in escrow pending completion

of the
transfer process. At both March 31, 2022, and December 31,

2021,

current restricted cash includes $12 million in respect

of these funds.
Upon closing of the sale, the Company entered into various

transition services agreements (TSAs). Pursuant to these

TSAs, the Company and Hitachi Energy
provide to each other, on an interim, transitional

basis, various services. The services

provided by the Company primarily include finance, information technology, human resources and certain other administrative services.

Under the current terms, the TSAs will continue for up

to 3 years, and can only be extended on an
exceptional basis for business-critical services for an additional period which is reasonably necessary to avoid a material adverse

impact on the business. In the
three months ended March 31, 2022 and 2021,

the Company has recognized within its continuing

operations, general and administrative expenses

incurred to
perform the TSA, offset by $38 million and $47 million, respectively,

in TSA-related income for such services that is reported

in Other income (expense).
Discontinued operations
As a result of the sale of the Power Grids business, substantially all assets and liabilities related to Power Grids have

been sold. As this divestment represented

a
strategic shift that would have a major effect on the Company’s operations and financial results, the

results of this business were presented as discontinued
operations and the assets and liabilities were presented as held for sale and in discontinued operations. After the

date of sale, certain business contracts in the
Power Grids business continue to be executed by subsidiaries of the Company for the benefit/risk of Hitachi Energy

.

Assets and liabilities relating to, as well as

the
net financial results of, these contracts will continue to be included in discontinued operations until they have been completed or otherwise transferred to Hitachi
Energy.

Q1 2022

FINANCIAL

INFORMATION
Amounts recorded in discontinued operations were as follows:
Three months ended
($ in millions)
Mar. 31, 2022 Mar. 31, 2021
Total revenues – –
Total cost of sales – –
Gross profit – –
Expenses (6) (4)
Change to net gain recognized on sale of the Power Grids business (5) (24)
Loss from operations (11) (28)
Net interest income (expense) and other finance expense – –
Non-operational pension (cost) credit – –
Loss from discontinued operations before taxes (11) (28)
Income tax – –
Loss from discontinued operations, net of

tax
(11) (28)
Of the total Loss from discontinued operations before taxes

in the table above, $11 million

and $28 million in the three months ended March 31,

2022 and 2021,
respectively, are attributable to the Company.
In addition,

the Company also has retained obligations (primarily for

environmental and taxes) related to other businesses

disposed or otherwise exited that
qualified as discontinued operations. Changes to these retained obligations are also included in Loss from discontinued operations,

net of tax, above.
The major components of assets and liabilities held for sale and in discontinued operations in the Company’s Consolidated

Balance Sheets are summarized as
follows:
($ in millions)
Mar. 31, 2022
(1)
Dec. 31, 2021
(1)
Receivables, net 130 131
Other current assets 10 5
Current assets held for sale and in discontinued

operations
140 136
Accounts payable, trade 58 71
Other liabilities 307 310
Current liabilities held for sale and in discontinued

operations
365 381
Other non-current liabilities 30 43
Non-current liabilities held for sale and in discontinued

operations
30 43
(1)

At March 31, 2022, and December 31, 2021,

the balances reported as held for sale and in discontinued operations pertain to Power Grids activities and other obligations which will remain with the Company until such time as the obligation is settled or the activities are fully wound down.
─
Note 4
Acquisitions and equity-accounted companies
Acquisition of controlling interests
Acquisitions of controlling interests were as follows:
Three months ended March 31,
($ in millions, except number of acquired businesses) 2022 2021
Purchase price for acquisitions (net of cash acquired)
(1)
138 -
Aggregate excess of purchase price
over fair value of net assets acquired
(2)
191 -
Number of acquired businesses

1 -
(1)

Excluding changes in cost- and equity-accounted companies.
(2)

Recorded as goodwill.
In the table above, the “Purchase price for acquisitions”

and “Aggregate excess of purchase price over fair value of

net assets acquired” amounts for the three
months ended March 31, 2022, relate primarily to the acquisition of InCharge Energy,

Inc. (In-Charge).
Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Company’s

Consolidated Financial
Statements since the date of acquisition.

While the Company uses its best estimates and assumptions

as part of the purchase price allocation process

to value assets acquired and liabilities assumed

at
the acquisition date, the purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition

date and is subject to refinement as more
detailed analyses are completed and additional information

about the fair values of the assets and liabilities becomes available.

Q1 2022

FINANCIAL

INFORMATION
On January 26, 2022, the Company increased its ownership in

In-Charge to a 60 percent controlling interest through a stock purchase agreement. The resulting
cash outflows for the Company amounted to $135 million (net

of cash acquired of $4 million). The acquisition expands

the market presence of the E-mobility
Division, particularly in the North American market. In connection with the acquisition, the Company’s pre-existing

13.2 percent ownership of In-Charge was
revalued to fair value and a gain of $32 million was recorded in Other income (expense) in the three months ended March

31, 2022. The Company entered into an
agreement with the remaining noncontrolling shareholders allowing ei ther party to put or call the remaining 40 percent

of the shares until 2027. The amount for
which either party can exercise their option is dependent on a formula based on revenues and thus, the amount

is subject to change. As a result of this agreement,
the noncontrolling interest is classified as Redeemable noncontrolling interest (i.e. mezzanine equity) in the Consolidated Balance

Sheets and was initially
recognized at fair value.
There were no significant business acquisitions for the three months ended March 31, 2021.
Investments in equity-accounted companies
In connection with the divestment of its Power Grids business to Hitachi (see Note 3), the Company retained a 19.

9

percent interest in the business and obtained
an option, exercisable with three-months’ notice commencing

April 2023, granting it the right to require Hitachi to purchase this investment at fair value, subject to
a minimum floor price equivalent to a 10 percent discount compared to the price paid for the initial 80.1 percent. The

Company has concluded that based on its
continuing involvement with the Power Grids business, including membership in its governing board of directors,

it has significant influence over Hitachi Energy.

As
a result, the investment (including the value of the option)

is accounted for using the equity method.
At the date of the divestment of the Power Grids business,

the fair value of Hitachi Energy exceeded the book

value of the underlying net assets.

At March 31,
2022, and December 31, 2021,

the reported value of the investment in Hitachi

Energy includes $1,442 million and $1,474 million, respectively,

for the Company’s
19.9 percent share of this basis difference. The Company

amortizes its share of these differences

over the estimated remaining useful lives of the underlying
assets that gave rise to this difference, recording the amortization,

net of related deferred tax benefit, as a reduction of

income from equity-accounted companies.
As of March 31, 2022, the Company determined that no

impairment of its equity-accounted investments existed.
The carrying value of the Company’s investments in equity-accounted companies and respective percentage of ownership

is as follows:
Ownership as of Carrying value at
($ in millions, except ownership share in %) March 31, 2022 March 31, 2022 December 31, 2021
Hitachi Energy Ltd 19.9% 1,555 1,609
Others 71 61
Total 1,626 1,670
In the three months ended March 31, 2022 and 2021,

the Company recorded its share of the earnings of

investees accounted for under the equity method of
accounting in Other income (expense), net, as follows:
Three months ended March 31,
($ in millions)
2022 2021
Loss from equity-accounted companies, net of taxes (11) (3)
Basis difference amortization (net of deferred income tax benefit) (37) (32)
Loss from equity-accounted companies (48) (35)

Q1 2022

FINANCIAL

INFORMATION
─
Note 5
Cash and equivalents, marketable securities and short-term investments
Cash and equivalents, marketable securities and short-term

investments consisted of the following:
March 31, 2022
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair value

recorded in net income
Cash 2,648 2,648 2,648
Time deposits 3,100 3,100 2,898 202
Equity securities 468 13 481 481
6,216 13 – 6,229 5,546 683
Changes in fair value recorded
in other comprehensive income
Debt securities available-for-sale:
U.S. government obligations 203 4 (7) 200 200
Other government obligations 12 12 12
Corporate 75 (3) 72 72
290 4 (10) 284 – 284
Total 6,506 17 (10) 6,513 5,546 967
Of which:

Restricted cash, current 30
Restricted cash, non-current 300
December 31, 2021
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair value
recorded in net income
Cash 2,752 2,752 2,752
Time deposits 2,037 2,037 1,737 300
Equity securities 569 18 587 587
5,358 18 – 5,376 4,489 887
Changes in fair value recorded
in other comprehensive income
Debt securities available-for-sale:
U.S. government obligations 203 7 (1) 209 209
Corporate 74 1 (1) 74 74
277 8 (2) 283 – 283
Total 5,635 26 (2) 5,659 4,489 1,170
Of which:
Restricted cash, current 30
Restricted cash, non-current 300

Q1 2022

FINANCIAL

INFORMATION
─
Note 6
Derivative financial instruments
The Company is exposed to certain currency,

commodity, interest rate and equity

risks arising from its global operating, financing and

investing activities. The
Company uses derivative instruments to reduce and manage the economic impact of these exposures.
Currency risk

Due to the global nature of the Company’s operations, many

of its subsidiaries are exposed to currency risk

in their operating activities from entering into
transactions in currencies other than their functional currency.

To manage such

currency risks, the Company’s policies require its

subsidiaries to hedge their
foreign currency exposures from binding sales and purchase

contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of
standard products and the related foreign currency denominated purchases,

the Company’s policy is to hedge up to a maximum of

100 percent of the forecasted
foreign currency denominated exposures, depending on the

length of the forecasted exposures. Forecasted

exposures greater than 12 months are not hedged.
Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash

flows (caused by changes in
exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within

its treasury operations, the Company
primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches

arising in its liquidity management
activities.
Commodity risk
Various commodity products

are used in the Company’s manufacturing activities.

Consequently it is exposed to volatility in future cash flows arising from changes
in commodity prices. To

manage the price risk of commodities, the Company’s

policies require that its subsidiaries hedge the commodity

price risk exposures from
binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over

the next 12 months or longer (up to
a maximum of 18 months). Primarily swap contracts are used to manage the associated price risks of commodities.
Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps and cross-currency interest rate swaps are used to manage

the interest rate and foreign
currency risk associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the Company uses
instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest

rate risk arising from the Company’s
balance sheet structure but does not designate such instruments as hedges.
Equity risk
The Company is exposed to fluctuations in the fair value of

its warrant appreciation rights (WARs)

issued under its management

incentive plan. A WAR gives its
holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To

eliminate such risk, the Company has
purchased cash-settled call options, indexed to the shares of the

Company, which entitle the Company

to receive amounts equivalent to its obligations

under the
outstanding WARs.
Volume of derivative activity
In general, while the Company’s primary objective in

its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated
and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.
Foreign exchange and interest rate derivatives
The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges

or not) were as follows:
Type of derivative
Total notional amounts

at
($ in millions)
March 31, 2022 December 31, 2021 March 31, 2021
Foreign exchange contracts 13,255 11,276 11,229
Embedded foreign exchange derivatives 863 815 1,313
Cross-currency interest rate swaps 888 906 973
Interest rate contracts 4,421 3,541 3,122
Derivative commodity contracts
The Company uses derivatives to hedge its direct or indirect exposure to the movement in the prices of commodities which are

primarily copper, silver and
aluminum. The following table shows the notional amounts

of outstanding derivatives (whether designated as hedges

or not), on a net basis, to reflect the
Company’s requirements for these commodities:
Type of derivative Unit
Total notional amounts

at
March 31, 2022 December 31, 2021 March 31, 2021
Copper swaps metric tonnes 39,223 36,017 42,448
Silver swaps ounces 2,634,550 2,842,533 2,217,821
Aluminum swaps metric tonnes 6,950 7,125 7,450
Equity derivatives
At March 31, 2022, December 31, 2021, and March 31, 2021,

the Company held 9 million, 9 million and 18 million

cash-settled call options indexed to ABB Ltd
shares (conversion ratio 5:1) with a total fair value of $20 million, $29 million and $30 million, respectively.
Cash flow hedges
As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk

of its operations, commodity swaps to
manage its commodity risks and cash-settled call options to

hedge its WAR liabilities. The Company applies cash

flow hedge accounting in only limited cases. In
these cases, the effective portion of the changes in their

fair value is recorded in “Accumulated other comprehensive

loss” and subsequently reclassified into
earnings in the same line item and in the same period as

the underlying hedged transaction affects

earnings. For the three months ended March 31, 2022

and
2021, there were no significant amounts recorded for cash

flow hedge accounting activities.
Fair value hedges
To reduce its interest

rate exposure arising primarily from its debt issuance activities,

the Company uses interest rate swaps

and cross-currency interest rate
swaps. Where such instruments are designated as fair value hedges,

the changes in the fair value of these instruments,

as well as the changes in the fair value of
the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest

and other finance expense”.

Q1 2022

FINANCIAL

INFORMATION
The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income

Statements was as follows:
Three months ended March 31,
($ in millions)
2022 2021
Gains (losses) recognized in Interest and other finance expense:

Interest rate contracts Designated as fair value hedges (29) (14)
Hedged item 29 15
Cross-currency interest rate swaps Designated as fair value hedges (45) (23)
Hedged item 44 22
Derivatives not designated in hedge relationships
Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges

are economic hedges used for risk management
purposes. Gains and losses from changes in the fair values

of such derivatives are recognized in the same line in the

income statement as the economically
hedged transaction.
Furthermore, under certain circumstances, the Company

is required to split and account separately for foreign currency derivatives that are embedded within
certain binding sales or purchase contracts denominated

in a currency other than the functional currency of the subsidiary and the counterparty.
The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships

were as follows:
Type of derivative not

Gains (losses) recognized in income
designated as a hedge Three months ended March 31,
($ in millions)
Location 2022 2021
Foreign exchange contracts Total revenues 4 (60)
Total cost of sales (6) (4)
SG&A expenses
(1)
8 7
Non-order related research and development 1 (1)
Interest and other finance expense 22 (106)
Embedded foreign exchange contracts Total revenues (2) (14)
Total cost of sales 1 (1)
Commodity contracts Total cost of sales 35 36
Other Interest and other finance expense 1 –
Total 64 (143)
(1)

SG&A expenses represent

“Selling, general and

administrative expenses”.
The fair values of derivatives included in the Consolidated Balance

Sheets were as follows:
March 31, 2022
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions)
assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts – – 4 4
Interest rate contracts 9 3 6 5
Cross-currency interest rate swaps – – – 164
Cash-settled call options 20 – – –
Total 29 3 10 173
Derivatives not designated as hedging instruments:
Foreign exchange contracts 88 16 134 7
Commodity contracts 38 – 2 –
Interest rate contracts 1 – – –
Embedded foreign exchange derivatives 13 8 17 12
Total 140 24 153 19
Total fair value 169 27 163 192

Q1 2022

FINANCIAL

INFORMATION
December 31, 2021
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions) assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts – – 3 5
Interest rate contracts 9 20 – –
Cross currency swaps – – – 109
Cash-settled call options 29 – – –
Total 38 20 3 114
Derivatives not designated as hedging instruments:
Foreign exchange contracts 108 14 107 7
Commodity contracts 19 – 5 –
Interest rate contracts 1 – 2 –
Embedded foreign exchange derivatives 10 7 16 10
Total 138 21 130 17
Total fair value 176 41 133 131
Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions

between two counterparties on the
occurrence of one or more pre-defined trigger events.
Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the

tables above and in the Consolidated
Balance Sheets at March 31, 2022, and December 31, 2021,

have been presented on a gross basis.
The Company’s netting agreements and other similar arrangements allow net settlements under certain conditions.

At March 31, 2022, and December 31, 2021,
information related to these offsetting arrangements was as

follows:
($ in millions) March 31, 2022
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or of recognized eligible for set-off collateral collateral Net asset similar arrangement assets in case of default received received exposure
Derivatives 175 (90) – – 85
Total 175 (90) – – 85
($ in millions) March 31, 2022
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral collateral Net liability
similar arrangement liabilities in case of default pledged pledged exposure
Derivatives 326 (90) – – 236
Total 326 (90) – – 236
($ in millions)
December 31, 2021
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral collateral Net asset
similar arrangement

assets
in case of default received received exposure
Derivatives 200 (104) – – 96
Total 200 (104) – – 96

($ in millions)
December 31, 2021
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral

collateral
Net liability
similar arrangement liabilities

in case of default
pledged pledged exposure
Derivatives 238 (104) – – 134
Total 238 (104) – – 134

Q1 2022

FINANCIAL

INFORMATION
─
Note 7
Fair values
The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis

and, when necessary,

to record certain
non-financial assets at fair value on a non-recurring basis,

as well as to determine fair value disclosures for certain financial instruments carried at amortized cost
in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency,

commodity and interest rate
derivatives, as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value

on a non-recurring basis include
long-lived assets that are reduced to their estimated fair value due to impairments.
Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the
measurement date. In determining fair value, the Company

uses various valuation techniques including the market

approach (using observable market data for
identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs

a market participant would incur
to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the nature

of
those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at

fair value within this hierarchy based on
whether the inputs to the valuation technique are observable or unobservable.

An observable input is based on market data obtained from

independent sources,
while an unobservable input reflects the Company’s

assumptions about market data.
The levels of the fair value hierarchy are as follows:
Level 1:

Valuation inputs consist

of quoted prices in an active market for identical

assets or liabilities (observable quoted prices). Assets

and liabilities valued
using Level 1 inputs include exchange
‑
traded equity securities, listed derivatives

which are actively traded such as commodity futures, interest rate
futures and certain actively traded debt securities.
Level 2:

Valuation inputs consist

of observable inputs (other than Level 1 inputs)

such as actively quoted prices for similar assets, quoted prices in inactive
markets and inputs other than quoted prices such

as interest rate yield curves, credit spreads, or inputs derived from other observable data by
interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation

models may be both
observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion

of the adjustment or
the unobservable input to the valuation model is significant,

in which case the fair value measurement would be

classified as Level 3. Assets and
liabilities valued or disclosed using Level 2 inputs include investments in certain funds, certain debt securities that are not actively traded, interest rate
swaps, cross-currency interest rate swaps, commodity

swaps, cash-settled call options, forward foreign exchange

contracts, foreign exchange swaps and
forward rate agreements, time deposits, as well as financing receivables and debt.
Level 3:

Valuation inputs are based on

the Company’s assumptions of relevant market

data (unobservable input).

Whenever quoted prices involve bid-ask spreads, the Company

ordinarily determines fair values based on mid-market

quotes. However, for the purpose of
determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive

plan, bid prices are used.
When determining fair values based on quoted prices

in an active market, the Company considers if the

level of transaction activity for the financial instrument

has
significantly decreased or would not be considered orderly.

In such cases, the resulting changes in valuation

techniques would be disclosed. If the market is
considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such

as an income approach.
Recurring fair value measures
The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:
March 31, 2022
($ in millions)
Level 1 Level 2 Level 3 Total fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities – 481 – 481
Debt securities—U.S. government obligations 200 – – 200
Debt securities—Other government obligations – 12 – 12
Debt securities—Corporate – 72 – 72
Derivative assets—current in “Other current assets” – 169 – 169
Derivative assets—non-current in “Other non-current assets” – 27 – 27
Total 200 761 – 961
Liabilities
Derivative liabilities—current in “Other current liabilities” – 163 – 163
Derivative liabilities—non-current in “Other non-current liabilities” – 192 – 192
Total – 355 – 355

Q1 2022

FINANCIAL

INFORMATION
December 31, 2021
($ in millions)
Level 1 Level 2 Level 3 Total fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities 587 587
Debt securities—U.S. government obligations 209 209
Debt securities—Corporate 74 74
Derivative assets—current in “Other current assets” 176 176
Derivative assets—non-current in “Other non-current assets” 41 41
Total 209 878 – 1,087
Liabilities
Derivative liabilities—current in “Other current liabilities” 133 133
Derivative liabilities—non-current in “Other non-current liabilities” 131 131
Total – 264 – 264
The Company uses the following methods and assumptions in

estimating fair values of financial assets

and liabilities measured at fair value on a recurring basis:
●

Securities in “Marketable securities and short-term investments”

and “Other non-current assets”:
If quoted market prices in active markets for identical
assets are available, these are considered Level 1 inputs; however,

when markets are not active, these inputs

are considered Level 2. If such quoted
market prices are not available, fair value is determined using market prices for similar assets or

present value techniques, applying an appropriate risk-
free interest rate adjusted for non-performance risk. The inputs used in present value techniques are observable and fall

into the Level 2 category.

●

Derivatives
: The fair values of derivative instruments are determined using quoted prices of identical instruments from an

active market, if available
(Level 1 inputs). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present

value techniques, based on
available market data, or option pricing models are used. Cash

-settled call options hedging the Company’s WAR

liability are valued based on bid prices
of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques

represent a Level 2 input
unless significant unobservable inputs are used.

Non-recurring fair value measures

The Company elects to record private equity investments without readily determinable fair values at cost, less impairment, adjusted by observable price changes.
The Company reassesses at each reporting period whether these investments continue to qualify for this treatment. During the three months ended March 31,
2022 and 2021,

the Company recognized, in Other income (expense), net

fair value gains of $29 million and $10 million, respectively,

related to certain of its
private equity investments based on observable market price changes for an identical or similar investment of the same

issuer. The fair values were determined
using level 2 inputs. The carrying values of investments, carried at fair value on a non-recurring basis, at March 31,

2022, and December 31, 2021, totaled
$226 million and $228 million, respectively.
Apart from the transactions above, there were no additional significant non-recurring fair value measurements during the

three months ended March 31, 2022 and
2021.
Disclosure about financial instruments carried on a cost

basis
The fair values of financial instruments carried on a cost

basis were as follows:
March 31, 2022
($ in millions)
Carrying value Level 1 Level 2 Level 3 Total fair value
Assets
Cash and equivalents (excluding securities with original

maturities up to 3 months):
Cash 2,318 2,318 – – 2,318
Time deposits 2,898 – 2,898 – 2,898
Restricted cash 30 30 – – 30
Marketable securities and short-term investments
(excluding securities):
Time deposits 202 – 202 – 202
Restricted cash, non-current 300 300 – – 300
Liabilities
Short-term debt and current maturities of long-term debt
(excluding finance lease obligations) 3,084 1,488 1,596 – 3,084
Long-term debt (excluding finance lease obligations) 6,000 6,028 49 – 6,077

Q1 2022

FINANCIAL

INFORMATION
December 31, 2021
($ in millions)
Carrying value Level 1 Level 2 Level 3 Total fair value
Assets
Cash and equivalents (excluding securities with original

maturities up to 3 months):
Cash 2,422 2,422 2,422
Time deposits 1,737 1,737 1,737
Restricted cash 30 30 30
Marketable securities and short-term investments
(excluding securities):
Time deposits 300 300 300
Restricted cash, non-current 300 300 300
Liabilities
Short-term debt and current maturities of long-term debt
(excluding finance lease obligations) 1,357 1,288 69 1,357
Long-term debt (excluding finance lease obligations) 4,043 4,234 58 4,292
The Company uses the following methods and assumptions in

estimating fair values of financial instruments carried

on a cost basis:
●

Cash and equivalents (excluding securities with original maturities up to 3 months), Restricted cash, current

and non-current, and Marketable securities
and short-term investments (excluding securities):
The carrying amounts approximate the fair values as the

items are short-term in nature or, for cash
held in banks, are equal to the deposit amount.
●

Short-term debt and current maturities of long-term debt (excluding finance lease obligations):
Short-term debt includes commercial paper,

bank
borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding

finance lease obligations,
approximate their fair values.
●

Long-term debt (excluding finance lease obligations):
Fair values of bonds are determined using quoted market

prices (Level 1 inputs), if available. For
bonds without available quoted market prices and other long-term debt, the fair values are determined using a discounted cash flow methodology
based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk

(Level 2 inputs).
─
Note 8
Contract assets and liabilities
The following table provides information about Contract assets and Contract liabilities:
($ in millions) March 31, 2022 December 31, 2021 March 31, 2021
Contract assets 1,072 990 1,044
Contract liabilities 2,080 1,894 1,855
Contract assets primarily relate to the Company’s right to receive consideration for work completed but for which no invoice

has been issued at the reporting date.
Contract assets are transferred to receivables when rights

to receive payment become unconditional.

Contract liabilities primarily relate to up-front advances received on orders from customers as well as amounts invoiced

to customers in excess of revenues
recognized, primarily for long-term projects. Contract

liabilities are reduced as work is performed and as revenues are recognized.
The significant changes in the Contract assets and Contract liabilities balances were as follows:
Three months ended March 31,
2022 2021
Contract Contract Contract Contract
($ in millions)
assets liabilities assets liabilities
Revenue recognized, which was included in the Contract liabilities balance at Jan 1, 2022/2021
(518) (497)
Additions to Contract liabilities - excluding amounts recognized as revenue during the period
701 493
Receivables recognized that were included in the Contract

asset balance at Jan 1, 2022/2021
(318) (275)
At March 31, 2022, the Company had unsatisfied performance obligations totaling $18,901 million and, of this amount, the Company

expects to fulfill approximately
67 percent of the obligations in 2022, approximately 23 percent of the obligations in 2023 and the balance thereafter.

Q1 2022

FINANCIAL

INFORMATION
─
Note 9
Debt
The Company’s total debt at March 31, 2022, and December

31, 2021, amounted to $9,285 million and $5,561 million,

respectively.
Short-term debt and current maturities of long-term debt

The Company’s “Short-term debt and current maturities of

long-term debt” consisted of the following:
($ in millions)
March 31, 2022 December 31, 2021
Short-term debt 1,812 78
Current maturities of long-term debt 1,302 1,306
Total 3,114 1,384
Short-term debt primarily represented issued commercial paper and short-term bank borrowings from various banks.

At March 31, 2022,

$1,530 million was
outstanding under the $2 billion Euro- commercial paper program in the United States, whereas at December 31, 2021, no

amount was outstanding under this
program.
Long-term debt
The Company’s long-term debt at March 31, 2022, and

December 31, 2021, amounted to $6,171 million and $4,177

million, respectively.

Outstanding bonds (including maturities within the next 12 months)

were as follows:

March 31, 2022 December 31, 2021
(in millions)
Nominal outstanding

Carrying value
(1)
Nominal outstanding

Carrying value
(1)
Bonds:
2.875% USD Notes, due 2022

USD 1,250 $ 1,252 USD 1,250 $ 1,258
0.625% EUR Instruments, due 2023 EUR 700 $ 779 EUR 700 $ 800
0% CHF Bonds, due 2023 CHF 275 $ 297
0.625% EUR Instruments, due 2024 EUR 700 $ 774
0% EUR Instruments, due 2024 EUR 500 $ 559
0.75% EUR Instruments, due 2024 EUR 750 $ 828 EUR 750 $ 860
0.3% CHF Bonds, due 2024 CHF 280 $ 302 CHF 280 $ 306
0.75% CHF Bonds, due 2027 CHF 425 $ 459
3.8% USD Notes, due 2028
(2)
USD 383 $ 381 USD 383 $ 381
1.0% CHF Bonds, due 2029 CHF 170 $ 183 CHF 170 $ 186
0% EUR Notes, due 2030 EUR 800 $ 801 EUR 800 $ 862
4.375% USD Notes, due 2042
(2)
USD 609 $ 590 USD 609 $ 589
Total $ 7,205 $ 5,242
(1)

USD carrying values include unamortized debt issuance costs, bond discounts or premiums, as well as adjustments for fair value hedge accounting, where appropriate.
(2)

Prior to completing a cash tender offer in November 2020, the original principal amount outstanding,

on each of the 3.8% USD Notes,

due 2028,

and the 4.375% USD Notes,

due
2042, was USD 750 million.
In March 2022, the Company issued the following CHF bonds

:

(i) CHF 275 million of zero interest bonds, due 2023, and (ii) CHF

425 million of 0.75 percent bonds,
due 2027 with interest payable annually in arrears. The aggregate net proceeds of these CHF bond issues,

after discount and fees, amounted to CHF 699 million
(equivalent to approximately $751 million on date of issuance).
Also in March 2022, the Company issued the following EUR notes,

both due in 2024, (i) EUR 700 million,

paying interest annually in arrears at a fixed rate of
0.625 percent per annum, and (ii) EUR 500 million floating

rate notes,

paying interest quarterly in arrears at a variable rate of

70 basis points above the 3-month
EURIBOR. In relation to these EUR Notes, the Company recorded net proceeds (after the respective discount and premium,

as well as fees) of EUR 1,203 million
(equivalent to $1,335 million on the date of issuance).
In line with the Company’s policy of reducing its currency

and interest rate exposures, interest rate swaps have been used to modify the characteristics of the
CHF 425 million Bonds, due 2027, and the EUR 700 million Notes,

due 2024. After considering the impact of these

interest rate swaps, the CHF 425 million

Bonds
and EUR 700 million Notes, effectively become floating rate

obligations.
─
Note 10
Commitments and contingencies
Contingencies—Regulatory, Compliance

and Legal
Regulatory
As a result of an internal investigation, the Company self-reported to the Securities and Exchange Commission (SEC)

and the Department of Justice (DoJ) in the
United States as well as to the Serious Fraud Office (SFO)

in the United Kingdom concerning certain of its past dealings with Unaoil and its subsidiaries, including
alleged improper payments made by these entities to third parties.

In May 2020, the SFO closed its investigation, which

it originally announced in February 2017,
as the case did not meet the relevant test for prosecution.

The Company continues to cooperate with the U.S.

authorities as requested. At this time, it is not
possible for the Company to make an informed judgment about

the outcome of this matter.
Based on findings during an internal investigation, the Company self-reported to the SEC and the DoJ, in the United

States, to the Special Investigating Unit (SIU)
and the National Prosecuting Authority (NPA)

in South Africa as well as to various authorities in

other countries potential suspect payments and other compliance concerns in connection with some of the Company’s dealings

with Eskom and related persons. Many of those parties

have expressed an interest in, or
commenced an investigation into, these matters and the Company is cooperating fully with them. The Company paid $104

million to Eskom in December 2020 as
part of a full and final settlement with Eskom and the Special Investigating

Unit relating to improper payments and other compliance

issues associated with the
Controls and Instrumentation Contract, and its Variation

Orders for Units 1 and 2 at Kusile. The Company

continues to cooperate fully with the authorities in their
review of the Kusile project and is in discussions with them regarding a coordinated resolution. Although the Company believes

that there could be an unfavorable
outcome in one or more of these ongoing reviews, at this time it is not possible for the Company to make

an informed judgment about the possible financial impact.

Q1 2022

FINANCIAL

INFORMATION
General
The Company is aware of proceedings, or the threat of proceedings,

against it and others in respect of private claims by

customers and other third parties with
regard to certain actual or alleged anticompetitive practices.

Also, the Company is subject to other claims and legal proceedings,

as well as investigations carried
out by various law enforcement authorities. With respect to the above-mentioned claims, regulatory matters,

and any related proceedings, the Company will bear
the related costs, including costs necessary to resolve

them.
Liabilities recognized
At March 31, 2022, and December 31, 2021, the Company had

aggregate liabilities of $106 million and $104 million,

respectively, included in “Other

provisions”
and “Other non
‑
current liabilities”, for the above regulatory,

compliance and legal contingencies, and none of the individual liabilities recognized was significant. As
it is not possible to make an informed judgment on, or reasonably predict, the outcome of certain matters

and as it is not possible, based on information currently
available to management, to estimate the maximum potential

liability on other matters, there could be adverse outcomes beyond the amounts accrued.
Guarantees

General
The following table provides quantitative data regarding the

Company’s third-party guarantees. The maximum

potential payments represent a “worst-case
scenario”, and do not reflect management’s expected

outcomes.
Maximum potential payments
($ in millions)
March 31, 2022 December 31, 2021
Performance guarantees 4,320 4,540
Financial guarantees 54 52
Indemnification guarantees
(1)
134 136
Total
(2)
4,508 4,728
(1)

Certain indemnifications provided to Hitachi in connection with the divestment of Power Grids are without limit.
(2)

Maximum potential payments include amounts in both continuing and discontinued operations.
The carrying amount of liabilities recorded in the Consolidated

Balance Sheets reflects the Company’s best estimate of

future payments, which it may incur as

part
of fulfilling its guarantee obligations. In respect of the above guarantees,

the carrying amounts of liabilities at March

31, 2022, and December 31, 2021, amounted
to $148 million and $156 million, respectively,

the majority of which is included in discontinued operations

.
The Company is party to various guarantees providing financial or performance assurances to certain third parties. These guarantees,

which have various
maturities up to 2035, mainly consist of performance guarantees whereby (i) the Company guarantees

the performance of a third party’s product or service
according to the terms of a contract and (ii) as member

of a consortium/joint-venture that includes third parties, the

Company guarantees not only its own
performance but also the work of third parties. Such guarantees may include guarantees that a project will be completed

within a specified time. If the third party
does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. The original

maturity dates for the majority of these
performance guarantees range from one to ten years.
In conjunction with the divestment of the high-voltage cable and cables accessories businesses, the Company has

entered into various performance guarantees
with other parties with respect to certain liabilities of the divested business. At March 31, 2022, and December 31,

2021, the maximum potential payable under
these guarantees amounts to $891 million and $911

million, respectively, and these

guarantees have various original maturities ranging from five to ten years.
The Company retained obligations for financial, performance

and indemnification guarantees related to the Power Grids

business sold on July 1, 2020 (see Note 3
for details). The performance and financial guarantees have been indemnified by Hitachi, at the same proportion of its ownership in Hitachi Energy Ltd
(80.1 percent). These guarantees, which have various maturities up to 2035, primarily consist of bank guarantees, standby

letters of credit,

business performance
guarantees and other trade-related guarantees, the majority of which have original maturity dates ranging from one to ten years.

The maximum amount payable
under the guarantees at March 31, 2022, and December 31,

2021, is approximately $3.1 billion and $3.2 billion,

respectively, and the carrying

amounts of liabilities
(recorded in discontinued operations) at March 31, 2022, and

December 31, 2021, amounted to $134 million and

$136 million, respectively.
Commercial commitments
In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby

letters of credit, bid/performance bonds

and
surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such

performance bonds in the event that the Company
does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance
bonds. At both March 31, 2022, and December 31, 2021, the

total outstanding performance bonds aggregated to

$3.6 billion, of each of these amounts, $0.1

billion
relates to discontinued operations. There have been no significant amounts reimbursed to financial institutions

under these types of arrangements in the three
months ended March 31, 2022 and 2021.
Product and order-related contingencies
The Company calculates its provision for product warranties

based on historical claims experience and specific review

of certain contracts. The reconciliation of the
“Provisions for warranties”, including guarantees of product performance,

was as follows:
($ in millions)
2022 2021
Balance at January 1, 1,005 1,035
Net change in warranties due to acquisitions, divestments and liabilities held for sale
– 1
Claims paid in cash or in kind (36) (54)
Net increase in provision for changes in estimates, warranties issued and warranties expired
38 63
Exchange rate differences (8) (33)
Balance at March 31, 999 1,012

Q1 2022

FINANCIAL

INFORMATION
─
Note 11
Employee benefits
The Company operates defined benefit pension plans, defined contribution pension plans, and termination indemnity

plans, in accordance with local regulations
and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees

in the event of death, disability,

retirement, or
termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including
postretirement health care benefits, and other employee-related benefits for active employees including long-service

award plans. The measurement date used for
the Company’s employee benefit plans is December

31. The funding policies of the Company’s plans

are consistent with the local government and tax
requirements.
The following tables include amounts relating to defined benefit pension plans and other postretirement benefits for continui

ng operations.
Net periodic benefit cost of the Company’s defined benefit

pension and other postretirement benefit plans consisted of

the following:
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Three months ended March 31, 2022 2021 2022 2021 2022 2021
Operational pension cost:
Service cost 14 15 9 10 – –
Operational pension cost 14 15 9 10 – –
Non-operational pension cost (credit):
Interest cost 1 (1) 22 18 – –
Expected return on plan assets (30) (29) (41) (47) – –
Amortization of prior service cost (credit) (2) (2) – – (1) –
Amortization of net actuarial loss – – 15 17 – –
Curtailments, settlements and special termination benefits – – – (6) – –
Non-operational pension cost (credit) (31) (32) (4) (18) (1) –
Net periodic benefit cost (credit) (17) (17) 5 (8) (1) –
The components of net periodic benefit cost other than the service cost component are included in the line “Non-operational

pension (cost) credit” in the income
statement.
Employer contributions were as follows:
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Three months ended March 31, 2022 2021 2022 2021 2022 2021
Total contributions

to defined benefit pension and

other postretirement benefit plans 16 15 10 (3) 3 1
Of which, discretionary contributions to defined benefit
pension plans – – – (9) – –
The Company expects to make contributions totaling approximately

$104 million and $6 million to its defined pension plans

and other postretirement benefit plans,
respectively, for the full year 2022.

Q1 2022

FINANCIAL

INFORMATION
─
Note 12
Stockholder's

equity
At the Annual General Meeting of Shareholders (AGM) on March

24, 2022, shareholders approved the proposal of the

Board of Directors to distribute 0.82

Swiss
francs per share to shareholders. The declared dividend amounted to $1,700 million, with the Company disburs

ing a portion in March and the remaining amounts
scheduled to be paid in the second quarter of 2022.
In March 2022, the Company completed the share buyback

program that was launched in April 2021. This program was executed on a second trading line on the
SIX Swiss Exchange. Through this program, the Company purchased a total of 90 million shares for approximately

$3.1 billion, of which 31 million shares were
purchased in the first quarter of 2022 (resulting in an

increase in Treasury stock of $1,089 million).

At the 2022 AGM, shareholders approved the cancellation

of
88 million shares which had been purchased under the share buyback programs launched in July 2020 and April 2021.

The cancellation is expected to be
completed in the second quarter of 2022.
In addition to the share buyback programs, the Company

purchased 14 million of its own shares on the open market

in the three months ended March 31, 2022,
mainly for use in connection with its employee share plans,

resulting in an increase in Treasury stock

of $472 million.
During the first quarter of 2022, the Company delivered, out of treasury stock, 15 million shares in connection

with its Management Incentive Plan.
In March 2022, the Company announced a new share buyback

program of up to $3 billion. This program, which was

launched in April 2022, is being executed on a
second trading line on the SIX Swiss Exchange and is planned to run until the Company’s 2023 AGM. At the 202

3

AGM, the Company intends to request
shareholder approval to cancel the shares purchased through

this new program as well as those shares purchased

under the program launched in April 2021 that
were not proposed for cancellation at the 2022 AGM.
─
Note 13
Earnings per share
Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during

the period. Diluted earnings per share is
calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that

all potentially dilutive securities were
exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options, and outstanding options and

shares granted subject to certain
conditions under the Company’s share-based payment arrangements.
Basic earnings per share
Three months ended March 31,
($ in millions, except per share data in $)
2022 2021
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 615 530
Loss from discontinued operations, net of tax (11) (28)
Net income 604 502
Weighted-average number of shares outstanding

(in millions)
1,936 2,015
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.32 0.26
Loss from discontinued operations, net of tax (0.01) (0.01)
Net income 0.31 0.25
Diluted earnings per share
Three months ended March 31,
($ in millions, except per share data in $) 2022 2021
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 615 530
Loss from discontinued operations, net of tax (11) (28)
Net income 604 502
Weighted-average number of shares outstanding (in millions) 1,936 2,015
Effect of dilutive securities:
Call options and shares 17 19
Adjusted weighted-average number of shares outstanding

(in millions)
1,953 2,034
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.31 0.26
Loss from discontinued operations, net of tax (0.01) (0.01)
Net income 0.31 0.25

Q1 2022

FINANCIAL

INFORMATION
─
Note 14
Reclassifications out of accumulated other comprehensive loss
The following table shows changes in “Accumulated other comprehensive loss” (OCI) attributable to ABB, by component, net

of tax:
Unrealized gains Pension and
Foreign currency (losses) on other Derivative
translation available-for-sale postretirement instruments
($ in millions)
adjustments securities plan adjustments and hedges Total OCI
Balance at January 1, 2021 (2,460) 17 (1,556) (3) (4,002)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications (270) (11) 56 12 (213)
Amounts reclassified from OCI – (1) 25 (9) 15
Total other comprehensive (loss)

income
(270) (12) 81 3 (198)
Less:
Amounts attributable to
noncontrolling interests 3 – – – 3
Balance at March 31, 2021 (2,733) 5 (1,475) – (4,203)
Unrealized gains Pension and
Foreign currency (losses) on other Derivative
translation available-for-sale postretirement instruments
($ in millions)
adjustments securities plan adjustments and hedges Total OCI
Balance at January 1, 2022 (2,993) 2 (1,089) (8) (4,088)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications (80) (12) 20 (4) (76)
Amounts reclassified from OCI 5 – 8 8 21
Total other comprehensive (loss)

income
(75) (12) 28 4 (55)
Less:
Amounts attributable to
noncontrolling interests (5) – – – (5)
Balance at March 31, 2022 (3,063) (10) (1,061) (4) (4,138)
The following table reflects amounts reclassified out of OCI in respect of Pension and other postretirement plan adjustments:
($ in millions)
Three months ended March 31,
Details about OCI components Location of (gains) losses reclassified from OCI 2022 2021
Foreign currency translation adjustments:
Net loss on complete or substantially complete
liquidations of foreign subsidiaries Other income (expense), net 5 –
Pension and other postretirement plan adjustments:
Amortization of prior service cost Non-operational pension (cost) credit (3) (2)
Amortization of net actuarial loss Non-operational pension (cost) credit 15 11
Total before tax 12 9
Tax Provision for taxes (4) 16
Amounts reclassified from OCI 8 25
The amounts in respect of Unrealized gains (losses)

on available-for-sale securities and Derivative instruments

and hedges were not significant for the three
months ended March 31, 2022 and 2021.

Q1 2022

FINANCIAL

INFORMATION
─
Note 15
Operating segment data
The Chief Operating Decision Maker (CODM) is the Chief

Executive Officer. The CODM

allocates resources to and assesses the performance

of each operating
segment using the information outlined below. The

Company is organized into the following segments, based

on products and services: Electrification, Motion,
Process Automation, and Robotics & Discrete Automation. The remaining operations of the Company are included in Corporate

and Other.

A description of the types of products and services

provided by each reportable segment is as follows:
●

Electrification:
manufactures and sells electrical products and solutions

which are designed to provide safe, smart and

sustainable electrical flow from
the substation to the socket. The portfolio of increasingly digital and connected solutions includes electric vehicle

charging infrastructure, renewable
power solutions, modular substation packages, distribution

automation products, switchboard and panelboards, switchgear,

UPS solutions, circuit
breakers, measuring and sensing devices, control products,

wiring accessories, enclosures and cabling systems

and intelligent home and building
solutions, designed to integrate and automate lighting, heating,

ventilation, security and data communication network

s. The products and services are
delivered through seven operating Divisions: Distribution Solutions,

Smart Power, Smart Buildings, E-Mobility,

Installation Products, Power Conversion
and Electrification Service.
●

Motion:

designs, manufactures, and sells drives, motors, generators

and traction converters that are driving the low-carbon future for industries, cities,
infrastructure and transportation. These products, digital technology and related services enable industrial customers to increase energy efficiency,
improve safety and reliability, and achieve

precise control of their processes. Building on over 130

years of cumulative experience in electric
powertrains, the Business Area combines domain expertise and technology to deliver the optimum solution for a wide range

of applications in all
industrial segments. In addition, the Business Area, along with its partners, has a leading global service

presence. These products and services are
delivered through seven operating Divisions: Large Motors and

Generators, IEC LV Motors,

NEMA Motors, Drive Products, System Drives, Service

and
Traction,

as well as, prior to its sale in November 2021, the Mechanical

Power Transmission Division.
●

Process Automation:

develops and sells a broad range of industry-specific,

integrated automation, electrification and digital

systems and solutions, as
well as digital solutions, lifecycle services, advanced industrial analytics and artificial intelligence applications and suites for

the process, marine and
hybrid industries. Products and solutions include control technologies,

advanced process control software and manufacturing execution systems,
sensing, measurement and analytical instrumentation, marine

propulsion systems and turbochargers. In addition,

the Business Area offers a
comprehensive range of services ranging from repair to advanced services such as remote monitoring, preventive maintenance,

asset performance
management, emission monitoring and cybersecurity

services. The products, systems and services

are delivered through five operating Divisions:
Energy Industries, Process Industries, Marine & Ports,

Turbocharging, and Measurement & Analytics

.
●

Robotics & Discrete Automation:

delivers its products, solutions and services

through two operating Divisions: Robotics and Machine Automation.
Robotics includes industrial robots, software, robotic solutions and systems, field services, spare

parts, and digital services. Machine Automation
specializes in solutions based on its programmable logic

controllers (PLC), industrial PCs (IPC), servo motion, transport systems and machine vision.
Both Divisions offer engineering and simulation software

as well as a comprehensive range of digital solutions.
Corporate and Other:

includes headquarter costs,

the Company’s corporate real estate activities, Corporate Treasury

Operations, historical operating activities of
certain divested businesses and other non-core operating activities.
The primary measure of profitability on which the operating segments are evaluated is Operational EBITA, which

represents income from operations excluding:
●

amortization expense on intangibles arising upon acquisition (acquisition

-related amortization),

●

restructuring, related and implementation costs,
●

changes in the amount recorded for obligations related to

divested businesses occurring after the divestment date (changes in obligations related to
divested businesses),
●

changes in estimates relating to opening balance sheets of acquired businesses (changes in pre-acquisition estimates),

●

gains and losses from sale of businesses (including fair value adjustment on assets and liabilities held for sale),

●

acquisition- and divestment-related expenses and integration costs,
●

other income/expense relating to the Power Grids joint venture,
●

certain other non-operational items, as well as

●

foreign exchange/commodity timing differences in income

from operations consisting of: (a) unrealized gains

and losses on derivatives (foreign
exchange, commodities, embedded derivatives), (b) realized

gains and losses on derivatives where the underlying hedged

transaction has not yet been
realized, and (c) unrealized foreign exchange movements on receivables/payables

(and related assets/liabilities).
Certain other non-operational items generally includes certain regulatory,

compliance and legal costs, certain asset write downs/impairments and certain other fair
value changes, as well as other items which are determined

by management on a case-by-case

basis.
The CODM primarily reviews the results of each segment on

a basis that is before the elimination of profits

made on inventory sales between segments. Segment
results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s

consolidated Operational EBITA.
Intersegment sales and transfers are accounted for as if

the sales and transfers were to third parties, at current

market prices.
The following tables present disaggregated segment revenues from contracts with customers,

Operational EBITA, and the reconciliations

of consolidated
Operational EBITA to Income from continuing

operations before taxes for the three months ended March

31, 2022 and 2021, as well as total assets at March 31,
2022, and December 31, 2021.

Q1 2022

FINANCIAL

INFORMATION
Three months ended March 31, 2022
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,112 466 585 354 1 2,518
The Americas

1,201 492 368 108 – 2,169
of which: United States 882 407 221 72 – 1,582
Asia, Middle East and Africa

964 499 546 267 2 2,278
of which: China 465 287 150 197 1 1,100
3,277 1,457 1,499 729 3 6,965
Product type

Products 2,827 1,248 346 440 4 4,865
Systems 246 – 467 172 (1) 884
Services and other 204 209 686 117 – 1,216
3,277 1,457 1,499 729 3 6,965
Third-party revenues 3,277 1,457 1,499 729 3 6,965
Intersegment revenues 50 115 7 1 (173) –
Total revenues 3,327 1,572 1,506 730 (170) 6,965
Three months ended March 31, 2021
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,100 469 563 418 1 2,551
The Americas

1,058 588 290 106 1 2,043
of which: United States 800 494 163 75 – 1,532
Asia, Middle East and Africa

929 503 542 326 7 2,307
of which: China 488 264 175 249 – 1,176
3,087 1,560 1,395 850 9 6,901
Product type

Products 2,620 1,349 321 526 7 4,823
Systems 269 – 409 204 2 884
Services and other 198 211 665 120 – 1,194
3,087 1,560 1,395 850 9 6,901
Third-party revenues 3,087 1,560 1,395 850 9 6,901
Intersegment revenues 53 107 12 3 (175) –
Total revenues 3,140 1,667 1,407 853 (166) 6,901

Q1 2022

FINANCIAL

INFORMATION
Three months ended
March 31,
($ in millions)
2022 2021
Operational EBITA:
Electrification 510 511
Motion 274 289
Process Automation 196 155
Robotics & Discrete Automation 49 105
Corporate and Other
‒ Non-core business activities 6 (22)
‒ Corporate costs and intersegment elimination (38) (79)
Total 997 959
Acquisition-related amortization (60) (65)
Restructuring, related and implementation costs (16) (35)
Changes in obligations related to divested businesses 14 (2)
Changes in pre-acquisition estimates (1) (6)
Gains and losses from sale of businesses – (3)
Acquisition- and divestment-related expenses and integration costs
(59) (10)
Other income/expense relating to the Power Grids joint venture (35) (17)
Foreign exchange/commodity timing differences in

income from operations:
Unrealized gains and losses on derivatives (foreign exchange,

commodities, embedded derivatives)
18 (48)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized
(2) 2
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)
(1) 34
Certain other non-operational items:
Regulatory, compliance and legal costs 1 (2)
Business transformation costs
(1)
(26) (20)
Assets write downs/impairments & certain other fair value changes 34 18
Other non-operational items (7) (8)
Income from operations 857 797
Interest and dividend income 13 11
Interest and other finance expense (22) (55)
Non-operational pension (cost) credit 36 50
Income from continuing operations before taxes 884 803
(1)

Amount includes ABB Way process transformation costs of $25 million and $15 million for three months ended March 31, 2022 and 2021, respectively.
Total assets
(1)
($ in millions)
March 31, 2022 December 31, 2021
Electrification 13,642 12,831
Motion 6,176 5,936
Process Automation 5,062 5,009
Robotics & Discrete Automation 4,902 4,860
Corporate and Other
(2)
12,489 11,624
Consolidated 42,271 40,260
(1)

Total assets are after intersegment eliminations and therefore reflect third-party assets only.
(2)

At March 31, 2022 and December 31, 2021, respectively, Corporate and Other includes $140 million and $136 million of assets in the Power Grids business which is reported as discontinued operations (see Note 3). In addition, at March 31, 2022, and December 31, 2021, Corporate and Other includes $1,555 million and $1,609 million, respectively, related to the equity investment in Hitachi Energy Ltd (see Note 4).

Q1 2022

FINANCIAL

INFORMATION

Q1 2022

FINANCIAL

INFORMATION
—
Supplemental Reconciliations

and Definitions
The following

reconciliations

and definitions

include

measures

which ABB

uses to

supplement

its Consolidated

Financial

Information

(unaudited)

which is
prepared

in accordance

with

United

States

generally

accepted

accounting

principles

(U.S.

GAAP).

Certain

of these

financial

measures

are, or

may be,
considered

non-GAAP

financial

measures

as defined

in the

rules of

the U.S.

Securities

and Exchange

Commission

(SEC).
While

ABB’s

management

believes

that the

non-GAAP

financial

measures

herein

are useful

in evaluating

ABB’s

operating

results,

this information

should
be considered

as supplemental

in nature

and not

as a substitute

for the

related

financial

information

prepared

in accordance

with U.S.

GAAP.

Therefore
these

measures

should

not be

viewed

in isolation

but considered

together

with

the Consolidated

Financial

Information

(unaudited)

prepared

in accordance
with

U.S. GAA

P

as of and

for the

three

months

ended

March 31,

2022.
Comparable growth rates

Growth rates for certain key figures may be presented and discussed on a “comparable” basis. The comparable growth rate measures growth on a constant
currency basis. Since we are a global company,

the comparability of our operating results reported

in U.S. dollars is affected by foreign

currency exchange rate
fluctuations. We calculate the impacts from foreign currency fluctuations by translating the current-year periods’ reported key figures into U.S. dollar amounts using
the exchange rates in effect for the comparable periods

in the previous year.
Comparable growth rates are also adjusted for changes

in our business portfolio. Adjustments to our business

portfolio occur due to acquisitions, divestments,

or
by exiting specific business activities or customer markets. The adjustment for portfolio changes is calculated as follows: where

the results of any business
acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable

periods, the reported key figures of such
business are adjusted to exclude the relevant key figures

of any corresponding quarters which are not comparable when

computing the comparable growth rate.
Certain portfolio changes which do not qualify as divestments under

U.S. GAAP have been treated in a similar manner to

divestments. Changes in our portfolio
where we have exited certain business activities or customer markets are adjusted as if the relevant business

was divested in the period when the decision to
cease business activities was taken. We do not adjust

for portfolio changes where the relevant business

has annualized revenues of less than $50 million.
The following tables provide reconciliations of reported growth rates of certain key figures to their respective comparable growth rate.
Comparable growth rate reconciliation by Business Area
Q1 2022 compared to Q1 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

25% 4% 0% 29% 6% 4% 0% 10%
Motion 15% 5% 12% 32% -6% 4% 10% 8%
Process Automation 2% 4% 0% 6% 7% 4% 0% 11%
Robotics & Discrete Automation 56% 6% -2% 60% -14% 3% -1% -12%
ABB Group 21% 4% 3% 28% 1% 3% 3% 7%

Q1 2022

FINANCIAL

INFORMATION
Regional comparable growth rate reconciliation
Regional comparable growth rate reconciliation for ABB Group

- Quarter
Q1 2022 compared to Q1 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 14% 10% 0% 24% -1% 8% 0% 7%
The Americas 29% 0% 11% 40% 6% 0% 9% 15%
of which: United States 33% 0% 13% 46% 3% 0% 11% 14%
Asia, Middle East and Africa 22% 2% 0% 24% -1% 1% 0% 0%
of which: China 28% -2% 0% 26% -6% -2% 0% -8%
ABB Group 21% 4% 3% 28% 1% 3% 3% 7%
Regional comparable growth rate reconciliation by Business

Area - Quarter
Q1 2022 compared to Q1 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 24% 11% 0% 35% 1% 10% 0% 11%
The Americas 42% 0% 0% 42% 13% 1% 0% 14%
of which: United States 50% 0% 0% 50% 11% 0% 0% 11%
Asia, Middle East and Africa 6% 1% 0% 7% 3% 1% 0% 4%
of which: China 11% -2% 0% 9% -5% -2% 0% -7%
Electrification 25% 4% 0% 29% 6% 4% 0% 10%

Q1 2022 compared to Q1 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 18% 13% 0% 31% 4% 10% 1% 15%
The Americas 0% 1% 35% 36% -17% 1% 30% 14%
of which: United States -2% 0% 36% 34% -17% 0% 33% 16%
Asia, Middle East and Africa 27% 1% 1% 29% -3% 1% 1% -1%
of which: China 23% -2% -2% 19% 4% -2% 6% 8%
Motion 15% 5% 12% 32% -6% 4% 10% 8%

Q1 2022 compared to Q1 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -25% 5% 0% -20% 4% 8% 0% 12%
The Americas 22% 1% 0% 23% 26% 0% 0% 26%
of which: United States 34% 0% 0% 34% 34% 1% 0% 35%
Asia, Middle East and Africa 28% 3% 0% 31% 0% 3% 0% 3%
of which: China 13% -1% 0% 12% -14% -1% 0% -15%
Process Automation 2% 4% 0% 6% 7% 4% 0% 11%

Q1 2022 compared to Q1 2021
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 40% 12% -3% 49% -15% 6% -2% -11%
The Americas 89% 0% 0% 89% 2% -1% 0% 1%
of which: United States 87% 0% 0% 87% -4% 0% 0% -4%
Asia, Middle East and Africa 67% -1% 0% 66% -18% 0% 0% -18%
of which: China 96% -3% 0% 93% -21% -1% 0% -22%
Robotics & Discrete Automation 56% 6% -2% 60% -14% 3% -1% -12%

Q1 2022

FINANCIAL

INFORMATION
Order backlog growth rate reconciliation
March 31, 2022 compared to March 31, 2021
US$ Foreign
(as exchange Portfolio
Business Area reported) impact changes Comparable
Electrification

38% 4% 0% 42%
Motion 26% 6% 0% 32%
Process Automation 5% 2% 0% 7%
Robotics & Discrete Automation 83% 3% 0% 86%
ABB Group 28% 4% 0% 32%
Other growth rate reconciliations
Q1 2022 compared to Q1 2021
Service orders growth rate Services revenues growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

14% 5% 0% 19% 3% 3% 0% 6%
Motion 14% 6% 0% 20% -1% 5% 0% 4%
Process Automation 7% 5% 0% 12% 3% 5% 0% 8%
Robotics & Discrete Automation 11% 6% 0% 17% -2% 6% 0% 4%
ABB Group 10% 5% 0% 15% 2% 4% 0% 6%

Q1 2022

FINANCIAL

INFORMATION
Operational EBITA as

% of operational revenues (Operational EBITA margin)
Definition
Operational EBITA margin
Operational EBITA margin is Operational

EBITA as a percentage of

operational revenues.
Operational EBITA
Operational earnings before interest, taxes and acquisition-related amortization (Operational EBITA)

represents Income from operations excluding:
●

acquisition-related amortization (as defined below),

●

restructuring, related and implementation costs,
●

changes in the amount recorded for obligations related to divested businesses occurring after the divestment date (changes

in obligations related to
divested businesses),

●

changes in estimates relating to opening balance sheets of acquired businesses (changes in pre-acquisition estimates),

●

gains and losses from sale of businesses (including fair

value adjustment on assets and liabilities held for sale),

●

acquisition- and divestment-related expenses and integration costs,
●

other income/expense relating to the Power Grids joint venture,
●

certain other non-operational items, as well as

●

foreign exchange/commodity timing differences in income

from operations consisting of: (a) unrealized gains

and losses on derivatives (foreign
exchange, commodities, embedded derivatives), (b) realized

gains and losses on derivatives where the underlying hedged

transaction has not yet been
realized, and (c) unrealized foreign exchange movements on receivables/p ayables (and related assets/liabilities).

Certain other non-operational items generally includes certain regulatory,

compliance and legal costs, certain asset impairments

and certain other fair value
changes, as well as other items which are determined by management on a case-by-case basis.
Operational EBITA is our measure of

segment profit but is also used by management to

evaluate the profitability of the Company as a whole.
Acquisition-related amortization
Amortization expense on intangibles arising upon acquisitions.
Restructuring, related and implementation costs
Restructuring, related and implementation costs consists

of restructuring and other related expenses, as well as internal and external costs relating to the
implementation of group-wide restructuring programs.
Other income/expense relating to the Power Grids joint

venture
Other income/expense relating to the Power Grids joint venture consists of amounts recorded in Income from continuing

operations before taxes relating to the
divested Power Grids business including the income/loss under the equity method for the investment in Hitachi Energy

Ltd. (Hitachi Energy), amortization of
deferred brand income as well as changes in value of other

obligations relating to the divestment.
Operational revenues
The Company presents operational revenues solely for the purpose of allowing the computation of Operational EBITA

margin. Operational revenues are Total
revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses

on derivatives, (ii) realized gains and
losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign

exchange movements on receivables (and
related assets). Operational revenues are not intended to be an alternative measure to Total

revenues, which represent our revenues measured

in accordance
with U.S. GAAP.
Reconciliation
The following tables provide reconciliations of consolidated Operational

EBITA to Net Income and Operational

EBITA Margin by business.
Reconciliation of consolidated Operational EBITA

to Net Income
Three months ended March 31,
($ in millions) 2022 2021
Operational EBITA 997 959
Acquisition-related amortization (60) (65)
Restructuring, related and implementation costs (16) (35)
Changes in obligations related to divested businesses 14 (2)
Changes in pre-acquisition estimates (1) (6)
Gains and losses from sale of businesses – (3)
Acquisition- and divestment-related expenses and integration costs
(59) (10)
Other income/expense relating to the Power Grids joint venture (35) (17)
Certain other non-operational items 2 (12)
Foreign exchange/commodity timing differences in

income from operations
15 (12)
Income from operations 857 797
Interest and dividend income 13 11
Interest and other finance expense (22) (55)
Non-operational pension (cost) credit 36 50
Income from continuing operations before taxes 884 803
Income tax expense (241) (252)
Income from continuing operations, net of

tax
643 551
Loss from discontinued operations, net of tax (11) (28)
Net income 632 523

Q1 2022

FINANCIAL

INFORMATION
Reconciliation of Operational EBITA

margin by business
Three months ended March 31, 2022
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 3,327 1,572 1,506 730 (170) 6,965
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives (12) 4 (1) 2 (1) (8)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 2 1 (3) – 3 3
Unrealized foreign exchange movements
on receivables (and related assets) – (2) 3 3 (2) 2
Operational revenues 3,317 1,575 1,505 735 (170) 6,962
Income (loss) from operations 506 254 151 22 (76) 857
Acquisition-related amortization 31 8 1 21 (1) 60
Restructuring, related and
implementation costs 2 8 5 1 – 16
Changes in obligations related to
divested businesses – – – – (14) (14)
Changes in pre-acquisition estimates 1 – – – – 1
Gains and losses from sale of businesses – – – – – –
Acquisition- and divestment-related expenses
and integration costs 19 5 33 1 1 59
Other income/expense relating to the

Power Grids joint venture – – – – 35 35
Certain other non-operational items (30) – – – 28 (2)
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) (21) (1) 6 3 (5) (18)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 2 – (3) – 3 2
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) – – 3 1 (3) 1
Operational EBITA 510 274 196 49 (32) 997
Operational EBITA margin (%) 15.4% 17.4% 13.0% 6.7% n.a. 14.3%
In the three months ended March 31, 2022, Certain other non

-operational items in the table above includes the following:
Three months ended March 31, 2022
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Regulatory, compliance and legal costs – – – – (1) (1)
Certain other fair values changes,

including asset impairments
(31) – – – (3) (34)
Business transformation costs
(1)
1 – – – 25 26
Other non-operational items – – – – 7 7
Total (30) – – – 28 (2)
(1)

Amounts

include ABB Way process transformation costs of $25 million for the three months ended March 31, 2022.

Q1 2022

FINANCIAL

INFORMATION
Three months ended March 31, 2021
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 3,140 1,667 1,407 853 (166) 6,901
Foreign exchange/commodity timing

differences in total revenues:
Unrealized gains and losses
on derivatives 29 27 12 5 4 77
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized – – (2) (1) – (3)
Unrealized foreign exchange movements
on receivables (and related assets) (19) (8) (5) (7) (2) (41)
Operational revenues 3,150 1,686 1,412 850 (164) 6,934
Income (loss) from operations 440 265 147 82 (137) 797
Acquisition-related amortization 29 13 1 20 2 65
Restructuring, related and
implementation costs 17 1 3 5 9 35
Changes in obligations related to
divested businesses – – – – 2 2
Changes in pre-acquisition estimates 6 – – – – 6
Gains and losses from sale of businesses 3 – – – – 3
Acquisition- and divestment-related expenses
and integration costs 6 3 1 – – 10
Other income/expense relating to the

Power Grids joint venture – – – – 17 17
Certain other non-operational items (6) – – – 18 12
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) 25 14 10 1 (2) 48
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized – – (1) – (1) (2)
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) (9) (7) (6) (3) (9) (34)
Operational EBITA 511 289 155 105 (101) 959
Operational EBITA margin (%) 16.2% 17.1% 11.0% 12.4% n.a. 13.8%
In the three months ended March 31, 2021, Certain other non

-operational items in the table above includes the following:
Three months ended March 31, 2021
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated) Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Regulatory, compliance and legal costs – – – – 2 2
Certain other fair values changes,

including asset impairments
(9) – – – (9) (18)
Business transformation costs 3 – – – 17 20
Other non-operational items – – – – 8 8
Total (6) – – – 18 12
(1)

Amounts

include ABB Way process transformation costs of $15 million for the three months ended March 31, 2021.

Q1 2022

FINANCIAL

INFORMATION
Net debt
Definition

Net debt
Net debt is defined as Total

debt less Cash and marketable securities.
Total debt
Total debt is the sum

of Short-term debt and current maturities of long-term

debt, and Long-term debt.
Cash and marketable securities
Cash and marketable securities is the sum of Cash and equivalents,

Restricted cash (current and non-current)

and Marketable securities and short-term
investments.
Reconciliation
($ in millions) March 31, 2022 December 31, 2021
Short-term debt and current maturities of long-term debt 3,114 1,384
Long-term debt 6,171 4,177
Total debt (gross debt) 9,285 5,561
Cash and equivalents 5,216 4,159
Restricted cash - current 30 30
Marketable securities and short-term investments 967 1,170
Restricted cash - non-current 300 300
Cash and marketable securities 6,513 5,659
Net debt (cash) 2,772 (98)
Net debt/Equity ratio
Definition

Net debt/Equity ratio
Net debt/Equity ratio is defined as Net debt divided by Equity.
Equity
Equity is defined as Total

stockholders’ equity.

Reconciliation
($ in millions, unless otherwise indicated)
March 31, 2022 December 31, 2021
Total stockholders'

equity
13,638 15,957
Net debt (cash) (as defined above) 2,772 (98)
Net debt (cash) / Equity ratio 0.20 -0.01
Net debt/EBITDA ratio
Definition

Net debt/EBITDA ratio
Net debt/EBITDA ratio is defined as Net debt divided by

EBITDA.
EBITDA
EBITDA is defined as Income from operations for the trailing twelve months preceding the balance sheet date before depreciation and amortization for the same
trailing twelve-month period.

Reconciliation
($ in millions, unless otherwise indicated)
March 31, 2022 March 31, 2021
Income from operations for the three months ended:
March 31, 2022 / 2021 857 797
December 31, 2021 / 2020 2,975 578
September 30, 2021 / 2020 852 71
June 30, 2021 / 2020 1,094 571
Depreciation and Amortization for the three months

ended:
March 31, 2022 / 2021 210 227
December 31, 2021 / 2020 216 229
September 30, 2021 / 2020 220 231
June 30, 2021 / 2020 230 228
EBITDA

6,654 2,932
Net debt (as defined above) 2,772 1,233
Net debt / EBITDA 0.4 0.4

Q1 2022

FINANCIAL

INFORMATION
Net working capital as a percentage of revenues
Definition

Net working capital as a percentage of revenues
Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the

trailing twelve months.
Net working capital
Net working capital is the sum of (i) receivables, net, (ii) contract assets, (iii) inventories, net, and (iv) prepaid expenses; less

(v) accounts payable, trade, (vi)
contract liabilities, and (vii) other current liabilities (excluding primarily:

(a) income taxes payable, (b) current derivative

liabilities, (c) pension and other employee
benefits, (d) payables under the share buyback program and (e)

liabilities related to the divestment of the Power Grids business);

and including the amounts
related to these accounts which have been presented as either assets or liabilities held for sale but excluding

any amounts included in discontinued operations.
Adjusted revenues for the trailing twelve months
Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant

balance sheet date adjusted
to eliminate revenues of divested businesses and the estimated impact of annualizing revenues of certain acquisitions

which were completed in the same trailing
twelve-month period.
Reconciliation
($ in millions, unless otherwise indicated)
March 31, 2022 March 31, 2021
Net working capital:
Receivables, net 6,851 6,663
Contract assets 1,072 1,044
Inventories, net 5,372 4,475
Prepaid expenses 289 241
Accounts payable, trade (4,830) (4,453)
Contract liabilities (2,080) (1,855)
Other current liabilities
(1)
(3,213) (3,211)
Net working capital 3,461 2,904
Total revenues for the three months

ended:
March 31, 2022 / 2021 6,965 6,901
December 31, 2021 / 2020 7,567 7,182
September 30, 2021 / 2020 7,028 6,582
June 30, 2021 / 2020 7,449 6,154
Adjustment to annualize/eliminate revenues of certain acquisitions/divestments (363) –
Adjusted revenues for the trailing twelve months 28,646 26,819
Net working capital as a percentage of revenues (%) 12.1% 10.8%
(1)

Amounts exclude $901 million and $710 million at March 31, 2022 and 2021, respectively, related primarily to (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits (d) payables under the share buyback program and (e) liabilities related to the divestment of the Power Grids business.

Q1 2022

FINANCIAL

INFORMATION
Free cash flow conversion to net income
Definition
Free cash flow conversion to net income
Free cash flow conversion to net income is calculated as free cash flow divided by Adjusted net income attributable to

ABB.
Adjusted net income attributable to ABB
Adjusted net income attributable to ABB is calculated as net income attributable to ABB adjusted for: (i) impairment of

goodwill, (ii) losses from extinguishment of
debt, and (iii) gains arising on the sale of both the Mechanical

Power Transmission Division (Dodge) and Power

Grids business, the latter being included in
discontinued operations.
Free cash flow
Free cash flow is calculated as net cash provided by operating activities adjusted for: (i) purchases of property,

plant and equipment and intangible assets, and

(ii)
proceeds from sales of property,

plant and equipment.
Free cash flow for the trailing twelve months
Free cash flow for the trailing twelve months includes free cash flow recorded by ABB in the twelve months preceding the

relevant balance sheet date.
Net income for the trailing twelve months
Net income for the trailing twelve months includes net income recorded by ABB (as adjusted) in the twelve months

preceding the relevant balance sheet date.
Free cash flow conversion to net income
Twelve months to
($ in millions, unless otherwise indicated)
March 31, 2022 December 31, 2021
Net cash provided by operating activities – continuing

operations
2,251 3,338
Adjusted for the effects of continuing operations:
Purchases of property, plant and

equipment and intangible assets
(865) (820)
Proceeds from sale of property, plant and

equipment
108 93
Free cash flow from continuing operations 1,494 2,611
Net cash provided by (used in) operating activities – discontinued

operations
(37) (8)
Free cash flow 1,457 2,603
Adjusted net income attributable to ABB
(1)
2,499 2,416
Free cash flow conversion to net income 58% 108%
(1)

Adjusted net income attributable to ABB for the year ended December 31, 2021, is adjusted to exclude the gain on the sale of Dodge of $2,195 million and reductions to the gain on the sale of Power Grids of $65 million.
Reconciliation of the trailing twelve months to

March 31, 2022
Continuing operations Discontinued operations
($ in millions)
Net cash
provided by
continuing
operating
activities
Purchases of
property, plant
and equipment
and intangible
assets
Proceeds
from sale of
property, plant
and equipment
Net cash
provided by
(used in)
discontinued
operating
activities
Purchases of
property, plant
and equipment
and intangible
assets
Proceeds
from sale of
property, plant
and equipment
Adjusted net
income
attributable

to ABB
(1)
Q2 2021 663 (151) 3 – – – 755
Q3 2021 1,119 (166) 13 (15) – – 657
Q4 2021 1,033 (361) 57 (13) – – 478
Q1 2022 (564) (187) 35 (9) – – 609
Total for the trailing
twelve months to
March 31, 2022 2,251 (865) 108 (37) – – 2,499
(1)

Adjusted net income attributable to ABB for Q2, Q3 and Q4 of 2021 as well as Q1 2022, is adjusted to exclude reductions to the gain on the sale of Power Grids of $3 million,
$5 million,

$33 million and $5 million, respectively.

In addition, Q4 2021 is also adjusted to exclude the gain on the sale of Dodge of $2,195 million.

Q1 2022

FINANCIAL

INFORMATION
Net finance expenses

Definition

Net finance expenses is calculated as Interest and dividend income less Interest and other finance expense

and Losses from extinguishment of debt.
Reconciliation
Three months ended March 31,
($ in millions)
2022 2021
Interest and dividend income 13 11
Interest and other finance expense (22) (55)
Net finance expenses (9) (44)
Book-to-bill ratio
Definition

Book-to-bill ratio is calculated as Orders received divided by Total revenues.
Reconciliation
Three months ended March 31,
2022 2021
($ in millions, except Book-to-bill presented as a ratio)
Orders Revenues Book-to-bill Orders Revenues Book-to-bill
Electrification 4,397 3,327 1.32 3,531 3,140 1.12
Motion 2,202 1,572 1.40 1,917 1,667 1.15
Process Automation 1,692 1,506 1.12 1,656 1,407 1.18
Robotics & Discrete Automation 1,308 730 1.79 841 853 0.99
Corporate and Other

(incl. intersegment eliminations)
(226) (170) n.a. (189) (166) n.a.
ABB Group 9,373 6,965 1.35 7,756 6,901 1.12

Q1 2022

FINANCIAL

INFORMATION
—
ABB Ltd
Corporate Communications
P.O. Box

8131
8050

Zurich
Switzerland
Tel:

+41 (0)43

317 71
11
www.abb.com

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly caused this report to be signed

on
its behalf by the undersigned, thereunto

duly authorized.
ABB LTD
Date: April 21, 2022. By: /s/ Ann-Sofie Nordh
Name: Ann-Sofie Nordh
Title:
Group Senior Vice President and

Head of Investor Relations
Date: April 21, 2022. By: /s/ Richard A. Brown
Name: Richard A. Brown
Title: Group Senior Vice President and
Chief Counsel Corporate & Finance